12025289 12/31

The Conway National Bank

CNB

CORPORATION

2011 ANNUAL REPORT

CNB CORPORATION AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	**2011**	**2010**	**2009**
Operating income	$ 41,980	$ 47,506	$ 52,126
Operating expense	40,637	46,422	44,946
Operating earnings	1,343	1,084	7,180
Income taxes	124	44	2,113
Net income	$ 1,219	$ 1,040	$ 5,067
Earnings per share of common stock	$ .73	$ .62	$ 3.03
Return on stockholders' equity	1.38%	1.18%	5.91%
Return on average assets	.13%	.11%	.56%
Cash dividend paid per share	$ -	$ -	$ 1.25
AT YEAR END			
Assets	$ 913,820	$ 911,271	$ 920,641
Loans (less allowance for loan losses)	471,649	522,559	570,654
Investments	333,591	298,788	232,605
Deposits	732,625	718,140	705,270
Allowance for loan losses	12,373	11,627	9,142
Stockholders' equity	89,406	86,333	87,429
Shares authorized	3,000,000	3,000,000	3,000,000
Shares outstanding	1,661,912	1,664,622	1,677,233
Number of shareholders	1,018	1,001	964
Book value per share	$ 53.80	$ 51.86	$ 52.13
Loans to deposits ratio	66.07%	74.38%	82.21%
Loans to assets ratio	52.97%	58.62%	62.98%
Stockholders' equity to assets ratio	9.78%	9.47%	9.50%
Stockholders' equity to loans ratio	18.47%	16.16%	15.08%

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 5:15 P.M., on May 8, 2012. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 13, 2012. Only those holders of common stock of the Company of record at the close of business on March 30, 2012, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

The Company will furnish, free of charge, a copy of the 10-K annual report upon written request to L. Ford Sanders, II, Executive Vice President and Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

CNB CORPORATION AND SUBSIDIARY
ANNUAL REPORT
TABLE OF CONTENTS

Page

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry County and the Waccamaw Neck portion of Georgetown County, South Carolina. The Bank employs approximately 250 employees and has 14 banking offices in addition to its Operations and Administration Building, which is located at 1400 Third Avenue in Conway, South Carolina.

The Bank provides a full range of commercial banking services. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, Health Savings Accounts, passbook savings accounts, Christmas Club accounts, certificates of deposit of various maturities, and loans to individuals for personal use, home purchases, home improvement, automobiles, revolving lines of credit, agricultural purposes and business needs. Long-term mortgage loans are provided through the Bank's secondary mortgage department which acts in an agency capacity for various investor companies. Additionally, the Bank offers cashier's checks, personal money orders, traveler's checks, safe deposit boxes, 24-hour teller machines on the STAR Network, direct deposit, automated transfers, wire transfer services, banking by phone through CNB Access, CNB Internet Banking, electronic statement delivery, a Master Card/Visa credit card program, Visa debit cards, and research services. Commercial lending operations include a wide variety of credit products for business, industry, real estate, and agriculture. In addition to the services already mentioned, other commercial services include account reconciliation, cash management, credit card merchant services, commercial automated clearing house services, commercial lock box services, e-lockbox services, and remote deposit capture. The Bank does not provide trust services; does not sell annuities; does not sell mutual funds; and does not sell insurance.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

STOCK PERFORMANCE

The chart below shows the performance of CNB Corporation in comparison to the SNL prepared Southeast Banking Peer Group Index and the NASDAQ composite stock index. The chart assumes $100 invested on December 31, 2006 in each of CNB Corporation stock, the Southeast Banking Peer Group Index, and the NASDAQ composite index with reinvestment of dividends.



CNB CORPORATION
Five Year Performance Index
200
150
100
50
0
113.90
114.43
116.94
114.06
113.16
110.66
100
96.54
82.01
66.42
84.58
76.10
60.31
45.61
43.43
34.96
2006
2007
2008
2009
2010
2011
CNB CORPORATION
SOUTHEAST BANKING PEER GROUP INDEX
NASDAQ COMPOSITE INDEX

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 2011 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The 2011 operating year for the economy and banking industry could be characterized as slowly recovering. The U.S. national economic recovery continued through the fourth quarter of 2011. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, has indicated in its third estimate that real gross domestic product (GDP) increased at an annual rate of 1.7% for 2011, down from 3.0% for 2010. The 2011 increase reflects positive contributions from personal consumption expenditures, exports, and nonresidential fixed investment that were partly offset by negative contributions from private sector inventory investment, state and local government spending, federal government spending and increased imports. Locally, the real estate sector fell in the fourth quarter of 2011, with the total number of real estate transactions decreasing approximately 5% as compared to the fourth quarter of 2010. For all of 2011, the real estate market declined .1% compared to 2010. The banking industry has continued to experience significant difficulties, with 92 bank failures occurring nationally in 2011. However, the number of bank failures during 2011 declined 41.4% from 157 in 2010 and 34.3% from 140 in 2009. Although the declining trend in bank failures is expected to continue, additional failures are anticipated for 2012. Despite these economic and industry difficulties, Conway National maintained a solid financial position for 2011. However, operating results remained below historical performance.

The Company's net income for the year ended December 31, 2011 totaled $1,219,000, up 17.2% from $1,040,000 for 2010, for a return on average assets of .13% and a return on average equity of 1.38% as compared to .11% and 1.18%, respectively, for 2010. Although the Company continued to experience low profitability for 2011, the Bank's performance improved in comparison to 2010 and in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.15)% for 2011. On a per share basis, earnings increased 17.7% from $.62 for 2010 to $.73 for 2011.

Total assets increased to $913.8 million at December 31, 2011, an increase of .3% from December 31, 2010, and capital stood at $89.4 million at December 31, 2011 compared to $86.3 million at December 31, 2010. Total deposits were $732.6 million at December 31, 2011, an increase of 2.0% from $718.1 million at December 31, 2010. The Bank experienced a decrease in repurchase agreements, which decreased 11.5% from $99.2 million at December 31, 2010 to $87.8 million at December 31, 2011. This decrease is attributable to the implementation of a new wholesale funding policy during 2011. Loans totaled $484.0 million at December 31, 2011, a decrease of 9.4% from December 31, 2010; and investment securities were $333.6 million, an increase of 11.6% from December 31, 2010. The changes in total assets, total deposits, and repurchase agreements from 2010 to 2011 reflect management's planned efforts to control growth during this continued period of soft loan demand. During 2011, some potential borrowers were reluctant to borrow, the borrowing capacity of others has been limited by recessionary business performance, and many borrowers are continuing to deleverage. While banks have been criticized for not lending, we stand ready with lendable funds to make loans to help creditworthy individuals and businesses grow and create jobs.

Net income for the year ended December 31, 2011 of $1,219,000 represents an improvement in comparison to 2010. However, operating results remain significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased slightly, .5%, to $30,196,000 for 2011 from $30,337,000 for 2010. Other factors which affect earnings include the provision for loan losses, noninterest expense, and noninterest income. The provision for loan losses decreased significantly, 26.2% from $13,397,000 for 2010 to $9,888,000 for 2011. The allowance for loan losses, as a percentage of gross loans, was increased to 2.56% at December 31, 2011 as compared to 2.18% at December 31, 2010. Noninterest expense increased 7.8% from $23,405,000 for 2010 to $25,223,000 for 2011; and noninterest income decreased 17.1% from $7,549,000 to $6,258,000 for the same periods, respectively. Noninterest expense increased primarily due to a substantial increase in the net cost of holding other real estate owned and increased FDIC deposit insurance assessments. Noninterest income decreased primarily due to decreased gains on sales of investment securities and decreased service charges on deposit accounts.

With the national and local economies expected to remain subdued through 2012, we anticipate that profitability will continue to improve over time but remain well below historical levels, and, at the same time, we expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to encounter and address credit concerns during 2012. The continued improvement in credit trends should allow for lower provisions for possible loan losses and reduce overall credit costs. Loan losses are expected to remain above historical levels during 2012, but at levels lower than those experienced in 2011.

The national and local economies continue to slowly strengthen, and we are confident that your bank will continue steadfast and strong through this period of recovery. Community banks serve a vital role in lending to businesses to promote growth and create jobs. The Bank has been well positioned and prepared to meet future demands and opportunities.

Like most national banks headquartered in South Carolina, in June of 2011, the Bank entered into a formal agreement with the Office of the Comptroller of the Currency. The actions outlined in the agreement are designed to strengthen the Bank's ability to deal with economic conditions of the sort that have recently been experienced. The Board of Directors and management have worked diligently to develop and implement the required plans, policies, and associated procedures necessary to comply with the provisions of this agreement.

Conway National continues to maintain a substantial financial position and profitability which compare favorably to local markets. Conway National remains dedicated to its conservative and prudent banking practices. The entire staff of 245 members would like to express our sincere appreciation to our customers, shareholders, and directors for your support and involvement in making CNB Corporation and The Conway National Bank successful. We look forward to the future and are grateful for our heritage and mission which demand that we remain true to the people, principles, values, and service to our communities that have successfully guided us for 109 years.

W. Jennings Duncan

W. Jennings Duncan, President and CEO
CNB Corporation and
The Conway National Bank

CNB CORPORATION
QUARTERLY FINANCIAL INFORMATION
(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2011	2010	2011	2010	2011	2010	2011	2010
Total interest income	$ 9,123	$10,390	$ 9,104	$10,115	$ 8,871	$ 9,948	$ 8,624	$ 9,504
Total interest expense	1,648	2,723	1,423	2,532	1,291	2,345	1,164	2,020
Net interest income	7,475	7,667	7,681	7,583	7,580	7,603	7,460	7,484
Provision for loan losses	2,112	3,763	3,065	3,806	2,296	4,379	2,415	1,449
Noninterest income	1,391	1,412	1,511	1,822	1,760	2,334	1,596	1,981
Noninterest expenses	6,268	5,586	6,191	5,989	6,667	5,943	6,097	5,887
Income/(loss) before income taxes	486	(270)	(64)	(390)	377	(385)	544	2,129
Income tax provision/(benefit)	104	(227)	(94)	(170)	(3)	(217)	117	658
Net income/(loss)	$ 382	$ (43)	$ 30	$ (220)	$ 380	$ (168)	$ 427	$ 1,471
Net income per weighted average shares outstanding	$ .23	$ (.03)	$ .02	$ (.13)	$ .23	$ (.10)	$ .25	$ .88

Stock Prices and Dividends

As of December 31, 2011, there were approximately 1,018 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. During 2011 and 2010, management was aware of a few transactions, including some transactions in which the Company was the purchaser and some transactions in which the Company was the seller, in which the Company's common stock traded in the ranges set forth below. However, management has not ascertained that these transactions resulted from arm's length transactions between the parties involved; and because of the limited number of shares involved, these prices may not be indicative of the value of the common stock.

	2011		2010	
	High	Low	High	Low
First quarter	$63.00	$61.00	$80.50	$80.50
Second quarter	$61.00	$61.00	$80.50	$75.00
Third quarter	$57.50	$57.50	$80.00	$79.50
Fourth quarter	$57.50	$57.50	$81.00	$61.00

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company did not pay a cash dividend for 2011 or 2010. There can be no assurance as to the payment of dividends by the Company in the future. Payment of dividends is within the discretion of the Board of Directors, and is dependent upon the earnings and financial condition of the Company and the Bank, and other related factors. The Company's primary source of funds with which to pay dividends are dividends paid to the Company by the Bank. There are legal restrictions on the Bank's ability to pay dividends.

CNB CORPORATION

FINANCIAL SUMMARY

(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Selected income statement data:					
Total interest income	$ 35,722	$ 39,957	$ 43,947	$ 50,119	$ 53,755
Total interest expense	5,526	9,620	12,129	18,221	22,858
Net interest income	30,196	30,337	31,818	31,898	30,897
Provision for loan losses	9,888	13,397	8,748	2,533	1,145
Net interest income					
after provision for loan losses	20,308	16,940	23,070	29,365	29,752
Total noninterest income	6,258	7,549	8,140	7,188	7,002
Total noninterest expenses	25,223	23,405	24,030	23,108	22,019
Income before income taxes	1,343	1,084	7,180	13,445	14,735
Income taxes	124	44	2,113	4,488	5,015
Net income	$ 1,219	$ 1,040	$ 5,067	$ 8,957	$ 9,720
***Per share:**					
Net income per weighted					
shares outstanding	$ .73	$ .62	$ 3.03	$ 5.36	$ 5.65
Cash dividend paid per share	$ -	$ -	$ 1.25	$ 2.63	$ 2.63
Weighted average shares					
outstanding	1,663,867	1,671,568	1,672,527	1,672,566	1,722,130

***Per share data for 2008 and 2007 have been adjusted for the effect of a two-for-one stock split issued during 2009.**

	2011	2010	2009	2008	2007
Selected balance sheet data:					
Assets	$913,820	$911,271	$920,641	$874,625	$865,638
Net loans	471,649	522,559	570,654	591,190	567,244
Investment securities	333,591	298,788	232,605	206,996	216,141
Federal funds sold	10,000	14,000	14,000	21,000	26,000
Deposits:					
Noninterest-bearing	$119,649	$108,031	$ 96,834	$100,560	$112,450
Interest-bearing	612,976	610,109	608,436	578,659	579,839
Total deposits	$732,625	$718,140	$705,270	$679,219	$692,289
Stockholders' equity	$ 89,406	$ 86,333	$ 87,429	$ 83,526	$ 82,112

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report. *References to dollar amounts in this section are in thousands, except per share data.*

ECONOMIC CONDITIONS

The national recession which began in 2007 and (according to the classical definition of recession with reference to gross domestic product figures) ended in September of 2009 has significantly impacted the Company's market area, two coastal counties of South Carolina, Horry County and the Waccamaw Neck region of Georgetown County. Although many industries within our market have been affected during this difficult period, the primary impact of this recession was to depress real estate sales, and consequently real estate values. The decline in real estate values, ensuing defaults, and foreclosures have had a moderately negative impact on the Company, resulting in historically low profitability. With the national and local economies expected to remain subdued through 2012 and beyond, we anticipate that profitability will remain below historical levels, but will improve moderately over time and, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during 2012. Loan losses declined for 2011 and are expected to further decline in 2012, but will still remain above historical levels during 2012.

The national and local economies continue to recover slowly. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, indicated that real gross domestic product (GDP) increased at an annual rate of 1.7% for 2011. The 2011 increase reflects positive contributions from personal consumption expenditures, exports, and nonresidential fixed investment that were partly offset by negative contributions from private sector inventory investment, state and local government spending, federal government spending, and increased imports. Locally, the real estate sector fell in the fourth quarter of 2011 with the total number of real estate transactions decreasing approximately 5% as compared to the fourth quarter of 2010. For all of 2011, the real estate market declined .1% compared to 2010. The banking industry has continued to experience significant difficulties, with 92 bank failures occurring nationally in 2011, compared to 157 for 2010, 140 for 2009, and 25 for 2008. Further failures are anticipated for 2012.

REGULATORY ACTIONS

On June 7, 2011, the Bank entered into a formal agreement with the OCC requiring the Bank to take specified actions with respect to the operation of the Bank. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. The agreement was filed as an exhibit to a Current Report on Form 8-K filed June 10, 2011. The Company believes the Bank has appropriately responded to all of the terms of the formal agreement, including implementing plans and programs within the timeframes required by the agreement.

On June 16, 2011, the Company entered into a memorandum of understanding with the Federal Reserve Bank of Richmond ("FRB"). The memorandum of understanding requires the Company to seek permission from the FRB before it takes certain actions that would reduce its ability to serve as a source of strength for the Bank by dissipating its assets, such as payment of dividends to shareholders, or that would make changes in senior management. The Company believes it is in compliance with the memorandum of understanding with the FRB as of December 31, 2011.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other

CRITICAL ACCOUNTING POLICIES (Continued)

factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to "Provision for Loan Losses" below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

DISTRIBUTION OF ASSETS AND LIABILITIES

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans decreased 9.4% from $534,186 at December 31, 2010 to $484,022 at December 31, 2011; and decreased 7.9% from December 31, 2009 to $534,186 at December 31, 2010. Loan demand from creditworthy borrowers in our market area decreased during 2011, 2010, and 2009. Loans decreased as a percentage of total assets from 58.6% at year-end 2010 to 53.0% at year-end 2011, and decreased from 63.0% at year-end 2009 to 58.6% at year-end 2010. Investment securities, federal funds sold, and other earning assets increased as a percentage of total assets from 35.6% at year-end 2010 to 40.9% at year-end 2011, and increased from 30.8% at year-end 2009 to 35.6% at year-end 2010. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets increased from 5.8% at year-end 2010 to 6.1% at year-end 2011, and decreased from 6.2% at year-end 2009 to 5.8% at year-end 2010. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits, as a percent of total assets increased from 11.8% at year-end 2010 to 13.1% at year-end 2011, and increased from 10.5% at year-end 2009 to 11.8% at year-end 2010. Interest-bearing liabilities as a percentage of total assets decreased from 78.1% at December 31, 2010 to 76.7% at December 31, 2011, and decreased from 79.2% at December 31, 2009 to 78.1% at December 31, 2010. Stockholders' equity as a percentage of total assets increased to 9.8% at year-end 2011, and was 9.5% for both 2010 and 2009. The Bank remains well-capitalized (see Note 16 to the Consolidated Financial Statements, contained elsewhere in this report).

The table below sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2011, 2010, and 2009:

	December 31,		
Assets:	**2011**	**2010**	**2009**
Earning assets:			
Loans	53.0%	58.6%	63.0%
Investment securities:			
Taxable	32.1	29.5	21.6
Tax-exempt	4.4	3.3	3.7
Federal funds sold and securities purchased under agreement to resell	1.1	1.5	1.5
Other earning assets	3.3	1.3	4.0
Total earning assets	93.9	94.2	93.8
Other assets	6.1	5.8	6.2
Total assets	100.0%	100.0%	100.0%
Liabilities and stockholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	67.1%	66.9%	66.1%
Securities sold under agreement to resell	9.6	10.9	11.4
FHLB Advances and other borrowings	-	.3	1.7
Total interest-bearing liabilities	76.7	78.1	79.2
Noninterest-bearing deposits	13.1	11.8	10.5
Other liabilities	.4	.6	.8
Stockholders' equity	9.8	9.5	9.5
Total Liabilities and stockholders' equity	100.0%	100.0%	100.0%

RESULTS OF OPERATIONS

The Company and the Bank recognized earnings in 2011, 2010, and 2009 of $1,219, $1,040, and $5,067, respectively, resulting in a return on average assets of .13%, .11%, and .56%, and a return on average stockholders' equity of 1.38%, 1.18%, and 5.91%. The earnings were primarily attributable to favorable net interest margins in each period (see "Net Income-Net Interest Income"). Other factors include management's ongoing effort to maintain other income at adequate levels (see "Net Income - Noninterest Income") and to control other expenses (see "Net Income - Noninterest Expenses"). Earnings, coupled with a conservative dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $913,820 at December 31, 2011 as compared to $911,271 at December 31, 2010 and $920,641 at December 31, 2009. The following table sets forth the financial highlights for fiscal years 2011, 2010, and 2009.

CNB CORPORATION AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2011	2010 to 2011 Percent Increase (Decrease)	December 31, 2010	2009 to 2010 Percent Increase (Decrease)	December 31, 2009
Net interest income after provision for loan losses	$ 20,308	19.9 %	$ 16,940	(26.6)%	$ 23,070
Income before income taxes	1,343	23.9	1,084	(84.9)	7,180
Net Income	1,219	17.2	1,040	(79.5)	5,067
Per Share (weighted average shares outstanding)	$ .73	17.7	$ .62	(79.5)	$ 3.03
Cash dividends declared	-	-	-	(100.0)	2,096
Per Share	$ -	-	$ -	(100.0)	$ 1.25
Total assets	$913,820	.3 %	$911,271	(1.0)%	$ 920,641
Total deposits	732,625	2.0	718,140	1.8	705,270
Total loans	484,022	(9.4)	534,186	(7.9)	579,796
Investment securities	333,591	11.6	298,788	28.5	232,605
Stockholders' equity	89,406	3.6	86,333	(1.3)	87,429
Book value per share	$ 53.80	3.7	$ 51.86	(.5)	$ 52.13
Ratios (1):					
Return on average total assets	.13%	18.2	.11%	(80.4)	.56%
Return on average stockholders' equity	1.38%	16.9	1.18%	(80.0)	5.91%

(1) For the fiscal years ended December 31, 2011, 2010, and 2009 average total assets amounted to $932,020, $941,581, and $904,866, respectively, with average stockholders' equity totaling $88,524, $87,782, and $85,771, for the same periods.

NET INCOME

Net Interest Income

Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2011, 2010, and 2009 of 3.52%, 3.42%, and 3.78%, respectively, as compared to management's long-term target of 4.20%. Net interest margins have been compressed for the Bank and industry-wide, as a result of competitive lending practices, softening loan demand, and the historically low and prolonged market interest rate environment. Loan demand remained strong throughout 2005 and 2006, declined in 2007, was moderate in 2008, and declined in 2009, 2010, and 2011. Fully-tax-equivalent net interest income decreased slightly from $30,940 in 2010 to $30,793 in 2011, and decreased from $32,446 in 2009 to $30,940 in 2010. During the three-year period, total fully-tax-equivalent interest income decreased by 10.5% from 2010 to 2011, from $40,560 to $36,319, respectively, and decreased 9.0% from 2009 to 2010 from $44,575 to $40,560, respectively. Over the same period, total interest expense decreased 42.6% from 2010 to 2011, from $9,620 to $5,526, respectively, and decreased 20.7% from 2009 to 2010 from $12,129 to $9,620, respectively. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 3.52% in 2011, 3.42% in 2010, and 3.78% in 2009.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2011, 2010, and 2009. However, fluctuations in market interest rates may not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. When RSAs exceed RSLs for a specific repricing period, a positive interest sensitivity gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as set forth in the table below, does not take into account actions a bank or its customers may take during periods of changing rates, which could significantly change the effects of rate changes that would otherwise be expected. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-term earning power. The table on the following page sets forth the Bank's estimated gap rate sensitivity position, including anticipated calls of investment securities, at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a 200, 300, or 400 basis point rise or fall in interest rates will have less than a 10 percent effect on before-tax net interest income over a one-year period, which is within bank guidelines.

Provision for Loan Losses

It is the policy of the Bank to maintain the allowance for loan losses in an amount commensurate with management's ongoing evaluation of the loan portfolio and deemed appropriate by management to cover estimated losses inherent in the portfolio. The Company complies with the provisions of ASC 310-10, "Accounting by Creditors for Impairment of a Loan," in connection with the allowance for loan losses (see Note 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES). The provision for loan losses was $9,888 in 2011, $13,397 in 2010, and $8,748 in 2009. Net loan charge-offs totaled $9,142 in 2011, $10,912 in 2010, and $6,697 in 2009, with net charge-offs being concentrated in real estate development loans, other real estate loans, commercial and industrial loans, and consumer purpose loans in 2011, 2010 and 2009. The allowance for loan losses as a percentage of gross loans was 2.56% at December 31, 2011, 2.18% at December 31, 2010, and 1.58% at December 31, 2009.

INTEREST RATE SENSITIVITY ANALYSIS
December 31, 2011
(Dollars in Thousands)

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate Sensitive Assets (RSA)						
Federal Funds Sold	$ 10,000	$ -	$ -	$ -	$ -	$ -
Interest Bearing Due From Federal Reserve	30,678	-	-	-	-	-
Investment Securities (net of FRB and FHLB stock in the amount of $1,865 and other investments of $1,122)	-	39,265	43,115	62,140	133,260	45,254
Loans (net of nonaccruals of $22,913)	74,121	31,498	23,570	44,463	240,013	47,444
Total, RSA	$ 114,799	$ 70,763	$ 66,685	$ 106,603	$ 373,273	$ 92,698
Rate Sensitive Liabilities (RSL)						
Deposits:						
Certificates of Deposit of $100,000 or more	$ -	$ 80,537	29,255	54,407	37,163	-
All Other Time Deposits	-	44,885	39,370	45,263	24,042	-
Securities Sold under Repurchase Agreements	66,696	20,088	-	1,000	-	-
Federal Home Loan Bank Advances	-	-	-	-	-	-
Total RSL	$ 66,696	$145,510	$ 68,625	$ 100,670	$ 61,205	$ -
RSA-RSL	$ 48,103	$ (74,747)	$ (1,940)	$ 5,933	$ 312,068	$ 92,698
Cumulative RSA-RSL	$ 48,103	$ (26,644)	$ (28,584)	$ (22,651)	$ 289,417	$ 382,115
Cumulative RSA/RSL	1.72	.87	.90	.94	1.65	1.86

Securities Transactions

Net unrealized gains/(losses) in the investment securities portfolio were $3,902 at December 31, 2011, $(120) at December 31, 2010, and $1,891 at December 31, 2009. The market value of investment securities increased during 2008 due to the declines in market interest rates, increased demand for bonds, and the consequent increase in prices. This trend leveled in 2009 as market interest rates leveled. However, the yield curve steepened for most of 2010, flattening slightly in the fourth quarter. The net unrealized gains on investment securities decreased during 2009 primarily due to the realization of gains from sales of investment securities. In 2010, the net unrealized gain on investment securities moved to a loss position due, in part, to the steepening of the yield curve during most of the year, but was primarily due to the realization of gains from sales of investment securities. In 2011, net unrealized gains on investment securities grew to $3,902 due to a flattening of the yield curve resulting from extended forecasts of the current historically low interest rate environment. There were no sales of securities during 2011. In 2010, securities gains of $993 and $73 were realized on sales proceeds of $21,733 and $2,322 in short and mid-term available for sale and held to maturity investment securities, respectively (See Note 3 to the Consolidated Financial Statements – INVESTMENT SECURITIES). Security gains of $1,576 were realized on sales of $55,192 in short and mid-term available for sale securities during 2009.

NET INCOME (continued)

Noninterest Income

Noninterest income, net of any securities gains, decreased by 3.5% from $6,483 in 2010 to $6,258 in 2011, and decreased by 1.8% from $6,603 in 2009 to $6,483 in 2010. During 2009, service charge income on deposit accounts decreased due to decreased non-sufficient funds and overdraft charges. During 2009 noninterest income also decreased due to declines in credit card merchant discount income, mortgage negotiation fees, and other miscellaneous noninterest income. In 2010 and 2011, noninterest income, net of any securities gains, declined only slightly and as a result of declines in various miscellaneous noninterest income items.

Noninterest Expenses

Noninterest expenses increased by 7.8% from $23,405 in 2010 to $25,223 in 2011, and decreased by 2.8% from $24,069 in 2009 to $23,405 in 2010. The components of other expenses are salaries and employee benefits of $13,379, $13,315, and $14,005; occupancy and furniture and equipment expenses of $3,349, $3,340, and $3,313; and other operating expenses of $8,495, $6,750, and $6,751 for 2009, 2010, and 2011, respectively.

The increase in other operating expenses during 2011 is attributable to an increase in FDIC insurance premiums, which increased 21.3% from $1,176 for 2010 to $1,426 for 2011; increases in examination and professional fees, which increased 6.4% from $994 for 2010 to $1,058 for 2011; and increases in the net cost of operation of other real estate, which increased 362.1% from $454 for 2010 to $2,098 for 2011.

The decrease in salary and employee benefits during 2010 reflects declines in the number of employees and the consequent reduction in salaries and benefits expense.

Income Taxes

Provisions for income taxes increased 182% from $44 in 2010 to $124 in 2011 and decreased 97.9% from $2,113 in 2009 to $44 in 2010, based on earnings in each respective year. Income tax liability increased 23.9% in 2011and decreased 84.9% in 2010.

LIQUIDITY

The Bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The Bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the Bank has established federal funds lines of credit from correspondent banks and has a line of credit from the Federal Home Loan Bank of Atlanta (see Note 9 to the Consolidated Financial Statements-LINES OF CREDIT). The Company had cash balances on hand of $206, $96, and $3,259 at December 31, 2011, 2010, and 2009, respectively. At December 31, 2011 and 2010, the Company, on a parent only basis, had no liabilities. At December 31, 2009, the Company, on a parent only basis, had liabilities consisting of cash dividends payable totaling $2,096. Management believes that liquidity sources are more than adequate to meet funding needs.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2011, the Bank had issued commitments to extend credit of $33.9 million, standby letters of credit of $1.3

million, and no commitments to buy or sell securities (see Note 11 to the Consolidated Financial Statements-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

The following table presents, as of December 31, 2011, the Company's and the Bank's fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient.

Contractual Obligations and Other Commitments
December 31, 2011
(Dollars in Thousands)

	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Contractual Cash Obligations				
Operating leases	$ 6	$ 2	$ 4	$ -
Time deposits	354,922	292,706	46,052	16,164
Securities sold under agreement to repurchase	87,784	87,784	-	-
Total contractual cash obligations	$442,712	$380,492	$46,056	$16,164

Obligations under non-cancelable operating lease agreements totaled $6 at December 31, 2011. These obligations are payable over three years as shown in Note 12 to the Consolidated Financial Statements - COMMITMENTS AND CONTINGENCIES. Further information regarding the nature of time deposits is outlined in Note 7 to the Consolidated Financial Statements – DEPOSITS. At December 31, 2011, securities sold under agreements to repurchase totaled $87,784 and are due and payable within one year. Further information on securities sold under agreements to repurchase is outlined in Note 8 to the Consolidated Financial Statements – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS.

CAPITAL RESOURCES

Total stockholders' equity was $89,406, $86,333 and $87,429 at December 31, 2011, 2010, and 2009, representing 9.78%, 9.47%, and 9.50% of total assets, respectively. At December 31, 2011, the Company and the Bank exceeded quantitative measures established by regulation to ensure capital adequacy (see Note 16 to the Consolidated Financial Statements - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and, together with anticipated retained earnings, to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through re-adjusting noninterest income by repricing services.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. (See Note 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk, in regard to lending, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions as a result of the regulators' judgments based on information available to them at the time of their examination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk, in regard to interest rate risk, is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from the interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (See Item 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

SUPPLEMENTARY FINANCIAL DATA
STATISTICAL DISCLOSURE BY BANK HOLDING COMPANIES

The following tables present additional statistical information about CNB Corporation and its operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes thereto contained elsewhere in this report.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The tables on the following three pages present selected financial data and an analysis of average balance sheets, average yield and the interest earned on earning assets, and the average rate paid and the interest expense on interest-bearing liabilities for the years ended December 31, 2011, 2010, and 2009.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/11		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$510,742	$ 31,087	6.09%
Securities:			
Taxable	268,324	3,327	1.24
Tax-exempt	34,925	1,756 (2)	5.03
Federal funds sold and securities purchased under agreement to resell	13,249	31	.23
Other earning assets	48,471	118	.24
Total earning assets	$875,711	$ 36,319	4.15
Other assets	56,309		
Total assets	$932,020		
Liabilities and stockholders' equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$619,978	$ 5,246	.85
Securities sold under agreement to repurchase	98,070	280	.29
Other short-term borrowings	908	-	-
Total interest-bearing liabilities	$718,956	$ 5,526	.77
Noninterest-bearing deposits	119,637		
Other liabilities	4,903		
Stockholders' equity	88,524		
Total liabilities and stockholders' equity	$932,020		
Net interest income and yield as a percent of total earning assets	$875,711	$ 30,793	3.52%

Ratios:	
Return on average total assets	.13%
Return on average stockholders' equity	1.38
Cash dividends declared as a percent of net income	-
Average stockholders' equity as a percent of:	
Average total assets	9.50
Average total deposits	11.97
Average loans	17.33
Average earning assets as a percent of average total assets	93.96%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $515 are included in interest income. Loans on a nonaccrual basis for the recognition of interest income totaling $22,913 as of December 31, 2011 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $597.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/10		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$559,823	$ 34,382	6.14%
Securities:			
Taxable	251,824	4,252	1.69
Tax-exempt	31,650	1,773 (2)	5.60
Federal funds sold and securities purchased under agreement to resell	13,970	33	.24
Other earning assets	47,269	120	.25
Total earning assets	$904,536	$ 40,560	4.48
Other assets	37,045		
Total assets	$941,581		
Liabilities and stockholders' equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$623,167	$ 8,647	1.39
Securities sold under agreement to repurchase	108,486	791	.73
Other short-term borrowings	9,674	182	1.88
Total interest-bearing liabilities	$741,327	$ 9,620	1.30
Noninterest-bearing deposits	106,854		
Other liabilities	5,618		
Stockholders' equity	87,782		
Total liabilities and stockholders' equity	$941,581		
Net interest income and yield as a percent of total earning assets	$904,536	$ 30,940	3.42%

Ratios:	
Return on average total assets	.11%
Return on average stockholders' equity	1.18
Cash dividends declared as a percent of net income	-
Average stockholders' equity as a percent of:	
Average total assets	9.32
Average total deposits	12.02
Average loans	15.68
Average earning assets as a percent of average total assets	96.07%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $518 are included in interest income. Loans on a nonaccrual basis for the recognition of interest income totaling $25,704 as of December 31, 2010 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $603.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/09		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$593,370	$ 37,170	6.26%
Securities:			
Taxable	188,454	5,452	2.89
Tax-exempt	31,956	1,847 (2)	5.78
Federal funds sold and securities purchased under agreement to resell	13,162	32	.24
Other Earning Assets	32,353	74	.23
Total earning assets	$859,295	$ 44,575	5.19
Other assets	45,571		
Total assets	$904,866		
Liabilities and stockholders' equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$579,927	$ 10,668	1.84
Securities sold under agreement to repurchase	101,461	1,121	1.10
Other short-term borrowings	23,242	340	1.46
Total interest-bearing liabilities	$704,630	$ 12,129	1.72
Noninterest-bearing deposits	105,182		
Other liabilities	9,283		
Stockholders' equity	85,771		
Total liabilities and stockholders' equity	$904,866		
Net interest income and yield as a percent of total earning assets	$859,295	$ 32,446	3.78%

Ratios:	
Return on average total assets	.56%
Return on average stockholders' equity	5.91
Cash dividends declared as a percent of net income	41.37
Average stockholders' equity as a percent of:	
Average total assets	9.48
Average total deposits	12.52
Average loans	14.45
Average earning assets as a percent of average total assets	94.96%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $514 are included in interest income. Loans on a nonaccrual basis for the recognition of interest income totaling $12,678 as of December 31, 2009 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $628.

The table "Rate/Volume Variance Analysis" provides a summary of changes in net interest income resulting from changes in rate and changes in volume. The changes due to rate are the difference between the current and prior year's rates multiplied by the prior year's volume. The changes due to volume are the difference between the current and prior year's volume multiplied by rates earned or paid in the current year. Rate/Volume Variance has been allocated to change due to volume.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2011 and 2010
(Dollars in Thousands)

	Average Volume 2011	Average Volume 2010	Yield/Rate 2011	Yield/Rate 2010	Interest Earned/Paid 2011	Interest Earned/Paid 2010	Variance	Change Due to Rate	Change Due to Volume
Earning Assets:									
Loans, Net of unearned Income (1)	$510,742	$559,823	6.09%	6.14%	$31,087	$34,382	$ (3,295)	$ (308)	$(2,987)
Investment securities:									
Taxable	268,324	251,824	1.24%	1.69%	3,327	4,252	(925)	(1,130)	205
Tax-exempt (2)	34,925	31,650	5.03%	5.60%	1,756	1,773	(17)	(182)	165
Federal funds sold and Securities purchased under agreement to resell	13,249	13,970	.23%	.24%	31	33	(2)	-	(2)
Other Earning Assets	48,471	47,269	.24%	.25%	118	120	(2)	(5)	3
Total Earning Assets	$875,711	$904,536	4.15%	4.48%	$36,319	$40,560	$ (4,241)	$ (1,625)	$(2,616)
Interest-bearing Liabilities:									
Interest-bearing deposits	$619,978	$623,167	.85%	1.39%	$ 5,246	$ 8,647	$ (3,401)	$ (3,374)	$ (27)
Securities sold under agreement to repurchase	98,070	108,486	.29%	.73%	280	791	(511)	(481)	(30)
Other short-term borrowings	908	9,674	-%	1.88%	-	182	(182)	(182)	-
Total Interest-bearing Liabilities	718,956	741,327	.77%	1.30%	5,526	9,620	(4,094)	(4,037)	(57)
Interest-free Funds Supporting Earning Assets	156,755	163,209							
Total Funds Supporting Earning Assets	$875,711	$904,536	.63%	1.06%	$ 5,526	$ 9,620	$ (4,094)	$ (4,037)	$ (57)
Interest Rate Spread			3.38%	3.18%					
Impact of Noninterest-bearing Funds on Net Yield on Earning Assets			.14%	.24%					
Net Yield on Earning Assets			3.52%	3.42%	$30,793	$ 30,940			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2010 and 2009
(Dollars in Thousands)

	Average Volume 2010	Average Volume 2009	Yield/Rate 2010	Yield/Rate 2009	Interest Earned/Paid 2010	Interest Earned/Paid 2009	Variance	Change Due to Rate	Change Due to Volume
Earning Assets:									
Loans, Net of unearned Income (1)	$559,823	$593,370	6.14%	6.26%	$34,382	$37,170	$ (2,788)	$ (728)	$(2,060)
Investment securities:									
Taxable	251,824	188,454	1.69%	2.89%	4,252	5,452	(1,200)	(2,270)	1,070
Tax-exempt (2)	31,650	31,956	5.60%	5.78%	1,773	1,847	(74)	(57)	(17)
Federal funds sold and Securities purchased under agreement to resell	13,970	13,162	.24%	.24%	33	32	1	(1)	2
Other Earning Assets	47,269	32,353	.25%	.23%	120	74	46	8	38
Total Earning Assets	$904,536	$859,295	4.48%	5.19%	$40,560	$44,575	$ (4,015)	$ (3,048)	$ (967)
Interest-bearing Liabilities:									
Interest-bearing deposits	$623,167	$579,927	1.39%	1.84%	$ 8,647	$10,668	$ (2,021)	$ (2,621)	$ 600
Securities sold under agreement to repurchase	108,486	101,461	.73%	1.10%	791	1,121	(330)	(381)	51
Other short-term borrowings	9,674	23,242	1.88%	1.46%	182	340	(158)	97	(255)
Total Interest-bearing Liabilities	741,327	704,630	1.30%	1.72%	9,620	12,129	(2,509)	(2,905)	396
Interest-free Funds Supporting Earning Assets	163,209	154,665							
Total Funds Supporting Earning Assets	$904,536	$859,295	1.06%	1.41%	$ 9,620	$12,129	$ (2,509)	$ (2,905)	$ 396
Interest Rate Spread			3.18%	3.47%					
Impact of Noninterest-bearing Funds on Net Yield on Earning Assets			.24%	.31%					
Net Yield on Earning Assets			3.42%	3.78%	$30,940	$ 32,446			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

INVESTMENT SECURITIES

The goal of the investment policy of the Bank is to provide for management of the investment securities portfolio in a manner designed to maximize portfolio yield over the long term consistent with liquidity needs, pledging requirements, asset/liability strategies, and safety/soundness concerns. Specific investment objectives include the desire to: provide adequate liquidity for loan demand, deposit fluctuations, and other changes in balance sheet mix; manage interest rate risk; maximize the institution's overall return; provide availability of collateral for pledging; and manage asset-quality diversification of the bank's assets. At December 31, 2011 and 2010, investment securities represented 36.3% and 32.5% of total assets, respectively. Loans declined in 2009 due to weakened loan demand as a result of the recessionary national economy during the first three quarters of the year and continued pressure on local real estate markets thereafter. The declining trend in loan volume continued throughout 2010 and 2011. At December 31, 2011, 2010, and 2009, the Loans/Total Assets ratios were 53.0%, 58.6%, and 63.0%, respectively. Investment securities have correspondingly risen as a percentage of total assets.

Investment securities with a par value of $175,457,000, $204,917,000, and $207,233,000 at December 31, 2011, 2010, 2009, respectively, were pledged to secure public deposits and for other purposes as required by law.

The following summaries reflect the book value, unrealized gains and losses, approximate market value, weighted-average tax-equivalent yields, and maturities on investment securities at December 31, 2011, 2010, 2009.

	December 31, 2011 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
Within one year	$ 52,367	$ 153	$ -	$ 52,520	.62%
One to five years	185,112	842	93	185,861	.97%
Six to ten years	29,877	160	30	30,007	1.40%
	267,356	1,155	123	268,388	.95%
Mortgage backed securities					
One to five years	84	8	-	92	5.86%
Six to ten years	3,149	128	-	3,277	3.51%
Over ten years	18,787	232	30	18,989	2.46%
	22,020	368	30	22,358	2.63%
State, county and municipal					
Within one year	265	-	-	265	5.47%
One to five years	1,784	64	-	1,848	4.13%
Six to ten years	19,472	1,410	3	20,879	5.01%
Over ten years	5,538	283	-	5,821	4.78%
	27,059	1,757	3	28,813	4.91%
Other investments					
CRA Qualified Investment Fund	1,079	43	-	1,122	-%
Other	36	-	-	36	-%
	1,115	43	-	1,158	-%
Total available for sale	$ 317,550	$ 3,323	$ 156	$ 320,717	1.40%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 804	$ 11	$ -	$ 815	4.41%
One to five years	812	38	-	850	5.62%
Six to ten years	6,519	473	-	6,992	5.36%
Over ten years	2,874	213	-	3,087	4.86%
	11,009	735	-	11,744	5.18%
Total held to maturity	$ 11,009	$ 735	$ -	$ 11,744	5.18%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2011, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

INVESTMENT SECURITIES (Continued)

	December 31, 2010 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
One to five years	$ 186,938	$ 349	$ 652	$ 186,635	1.13%
Six to ten years	58,047	137	322	57,862	1.87%
	244,985	486	974	244,497	1.30%
Mortgage backed securities					
Six to ten years	2,112	90	-	2,202	4.01%
Over ten years	8,090	102	86	8,106	3.31%
	10,202	192	86	10,308	3.46%
State, county and municipal					
Within one year	950	4	-	954	6.26%
One to five years	1,395	40	-	1,435	6.28%
Six to ten years	12,531	332	82	12,781	5.41%
Over ten years	4,442	5	142	4,305	4.93%
	19,318	381	224	19,475	5.41%
Other investments					
CRA Qualified Investment Fund	1,065	-	-	1,065	-%
Other	36	-	-	36	-%
	1,101	-	-	1,101	-%
Total available for sale	$ 275,606	$ 1,059	$ 1,284	$ 275,381	1.67%
HELD TO MATURITY					
Government sponsored enterprises					
One to five years	10,000	25	4	10,021	1.33%
	10,000	25	4	10,021	1.33%
State, county and municipal					
One to five years	$ 1,103	$ 46	$ -	$ 1,149	4.74%
Six to ten years	5,847	149	14	5,982	5.60%
Over ten years	3,728	-	96	3,632	4.85%
	10,678	195	110	10,763	5.25%
Total held to maturity	$ 20,678	$ 220	$ 114	$ 20,784	3.34%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2010, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

	December 31, 2009 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
One to five years	$135,494	$ 945	$ 11	$136,428	2.18%
Six to ten years	42,907	116	144	42,879	2.61%
	178,401	1,061	155	179,307	2.28%
Mortgage backed securities					
Six to ten years	2,240	63	1	2,302	3.87%
Over ten years	6,975	165	-	7,140	3.94%
	9,215	228	1	9,442	3.92%
State, county and municipal					
Within one year	1,381	13	-	1,394	7.04%
One to five years	2,543	93	-	2,636	6.64%
Six to ten years	16,563	442	68	16,937	5.61%
Over ten years	4,010	62	-	4,072	5.39%
	24,497	610	68	25,039	5.77%
Other investments					
CRA Qualified Investment Fund	780	-	-	780	-%
MasterCard International Stock	11	-	-	11	-%
Other	36	-	-	36	-%
	827	-	-	827	-%
Total available for sale	$212,940	$ 1,899	$ 224	$214,615	2.76%
HELD TO MATURITY					
Government sponsored enterprises					
One to five years	6,003	-	17	5,986	1.29%
	6,003	-	17	5,986	1.29%
State, county and municipal					
Within one year	$ 645	$ 5	$ -	$ 650	6.98%
One to five years	826	26	-	852	4.41%
Six to ten years	6,232	161	28	6,365	5.80%
Over ten years	1,243	69	-	1,312	6.44%
	8,946	261	28	9,179	5.85%
Total held to maturity	$ 14,949	$ 261	$ 45	$ 15,165	4.01%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2009, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

LOAN PORTFOLIO

LENDING ACTIVITIES

The Company engages, through the Bank, in a full complement of lending activities, including commercial, consumer, installment and real estate loans.

Real Estate Loans

Loans secured by first or second mortgages on residential and commercial real estate are one of the primary components of the Bank's loan portfolio. These loans will generally consist of commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates are generally fixed but adjustable rates are also utilized for some commercial purpose loans. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings. In addition, the Bank typically requires personal guarantees of the principal owners of the borrower. The Bank may also originate mortgage loans funded and owned by investors in the secondary market, earning a fee, but avoiding the interest rate risk of holding long-term, fixed-rate loans. The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the Bank's borrowers. The ability of a borrower to repay a real estate loan will depend upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, borrowings may exceed the current value of the improvements to the property, and the developer's personal obligations under the loan may be limited. Each of these factors increases the risk of nonpayment by the borrower. In the case of a real estate purchase loan and other first mortgage real estate loans structured with a balloon payment, the borrower may be unable to repay the loan at the end of the loan term and may thus be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of an inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased. The Bank will also face additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase periodically, thus increasing the potential for default (See "Adjustable Rate Mortgage Loans" below). The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates. Bank management monitors loans with loan-to-value ratios in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities. Aggregate levels of both commercial and residential real estate loans with loan-to-value ratios above regulatory guidelines at the time the loans were made are reported to the Bank's Board of Directors on a quarterly basis in total dollars and as a percent of capital. Additionally, loans in excess of $500,000 with a loan-to-value ratio exception are simultaneously reported on an individual basis. The total of loans with loan-to-value ratio exceptions are maintained within regulatory limitations. The total amount of loans with loan-to-value ratios in excess of regulatory guidelines at the time the loans were made totaled $36,244,000 and $46,075,000 or 7.5% and 8.6% of total loans at fiscal year-ends December 31, 2011 and 2010, respectively.

Commercial Loans

The Bank makes loans for commercial purposes in various lines of business. The commercial loans will include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and debt service capacity can deteriorate because of downturns in national and local economic conditions. Management generally seeks to control risks by conducting more in-depth and ongoing financial analysis of a borrower's cash flows and other financial information.

Consumer Loans

The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans, lines of credit, and unsecured revolving lines of credit such as credit cards. The secured installment and term loans to consumers will generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes, and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans will generally be the same as applied by the Bank when making a first mortgage loan, as described above, but more restrictive for home equity lines of credit. Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the Bank cannot predict the extent to which the borrower's ability to pay and the value of the security will be affected by prevailing economic and other conditions.

Adjustable Rate Mortgage Loans

The Bank offers adjustable rate mortgages (ARMs)(as defined by regulatory authorities) for consumer purpose real estate loans only in the form of revolving equity lines of credit. ARMs are more typically offered as an alternative structuring on commercial purpose real estate loans and other commercial purpose loans. Variable rate loans, the majority of which are real estate secured, totaled $74,121,000 and $78,879,000 or 15.3% and 14.8% of total loans at fiscal year-ends December 31, 2011 and 2010, respectively. (The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.)

Loan Approval and Review

The Bank's loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or by the Credit Committee as established by the Board of Directors. The Loan Committee of the Board of Directors recommends to the Board of Directors the lending limits for the Bank's loan officers. The Bank has an in-house lending limit to a single borrower, group of borrowers, or related entities, of the lesser of $10,000,000 or 15% of capital. An unsecured limit (aggregate) for the Bank is set at 50% of total capital.

CATEGORIES OF LOANS

The following is a summary of loans, in thousands of dollars, at December 31, 2011, 2010, 2009, 2008, 2007 by major category:

	2011	2010	2009	2008	2007
Real Estate Loans – mortgage	$334,234	$362,998	$375,741	$366,948	$350,138
- construction	52,271	63,080	81,311	92,010	83,398
Commercial and industrial loans	50,855	61,127	74,565	89,348	88,106
Loans to individuals for household family and other consumer expenditures	42,351	43,350	44,865	46,278	47,731
Agriculture	3,615	3,282	2,930	3,119	3,264
All other loans, including Overdrafts and deferred loan costs	696	349	384	578	1,114
Gross Loans	484,022	534,186	579,796	598,281	573,751
Less allowance for loan losses	(12,373)	(11,627)	(9,142)	(7,091)	(6,507)
Net loans	$471,649	$522,559	$570,654	$591,190	$567,244

MATURITIES AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES (Thousands of Dollars)

For the year ended December 31, 2011, the Company's loan portfolio contained approximately $409,901 in fixed rate loans and approximately $74,121 in variable rate loans. The following schedule summarizes the Company's commercial, financial and agricultural, real estate – construction, and all other loans by maturity and sensitivity to changes in interest rates for December 31, 2011.

For the Year Ended December 31, 2011	Loans Maturing in One Year or Less	Loans Maturing after One through Five Years	Loans Maturing after Five Years	Total
Total loans by category				
Commercial, financial and agriculture	$ 25,259	$ 27,580	$ 1,630	$ 54,469
Real-estate construction	25,018	26,919	335	52,272
All other loans	100,908	218,263	58,110	377,281
Total	151,185	272,762	60,075	484,022
Fixed rate loans by category				
Commercial, financial and agriculture	$ 17,276	$ 22,447	$ 339	$ 40,062
Real-estate construction	15,938	20,811	335	37,084
All other loans	86,754	197,378	48,623	332,755
Total	119,968	240,636	49,297	409,901
Variable rate loans by category				
Commercial, financial and agriculture	$ 7,983	$ 5,133	$ 1,291	$ 14,407
Real-estate construction	9,080	6,108	-	15,188
All other loans	14,154	20,885	9,487	44,526
Total	31,217	32,126	10,778	74,121

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS (Thousands of Dollars)

The following schedule summarizes the amount of nonaccrual, past due, and restructured loans for the periods ended December 31, 2011, 2010, 2009, 2008, and 2007:

	2011	2010	2009	2008	2007
Nonaccrual loans	$ 22,913	$ 25,704	$ 12,678	$ 2,990	$ 861
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	$ 2,141	$ 1,042	$ 961	$ 607	$ 147
Troubled debt restructurings	$ 3,638	$ 20	$ 22	$ 24	$ 25

Accruing loans which are contractually past due 90 days or more are graded substandard within the Bank's internal loan grading system and come under heightened scrutiny. Typically, a loan will not remain in the 90 days past due category, but will either show improvement or be moved to nonaccrual loans. Consumer purpose loans are moved to nonaccrual or charged off, as appropriate, at 120 days or more past due. Loans are placed in a nonaccrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest. Loans which demonstrate sustained performance for a period of time, usually six months, can be returned to accrual status provided the loan is contractually current and the borrower can demonstrate the financial capacity to perform on the loan in future periods. At December 31, 2011, the Company had $22,913 of nonaccrual loans consisting of 119 loans averaging $193. Nonaccrual loans are written down to the fair value of the underlying collateral at the time of transfer to nonaccrual, or as soon as reasonably possible, based on a current appraisal. At December 31, 2011, the Company had $2,141 of accruing loans which were contractually past due 90 days or more consisting of 67 consumer purpose loans averaging $32. At December 31, 2011, the Company had $3,638 of restructured troubled debt consisting of 7 loans.

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS (Continued)

Information relating to interest income on nonaccrual and renegotiated loans outstanding, in thousands of dollars, for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 is as follows:

	2011	2010	2009	2008	2007
Interest included in income during the year	$ 386	$ 408	$ 318	$ 103	$ 33
Interest which would have been included at the original contract rates (includes amount included in income)	$ 1,919	$ 1,847	$ 953	$ 288	$ 94

POTENTIAL PROBLEM LOANS (Thousands of Dollars)

In addition to those loans disclosed under "Nonaccrual, Past Due, and Restructured Loans," there are certain loans in the portfolio which are not yet 90 days past due but about which management has concerns regarding the ability of the borrower to comply with present loan repayment terms. Such loans and nonaccrual loans are classified as impaired. Problem loan identification includes a review of individual loans, the borrower's and guarantor's financial capacity and position, loss potential, and present economic conditions. A specific allocation is provided for impaired loans not yet placed in nonaccrual status and not yet written down to fair value in management's determination of the allowance for loan losses.

As of December 31, 2011, all loans which management had identified as potential problem loans totaled $3,123.

FOREIGN OUTSTANDINGS

As of the year ended December 31, 2011, the Company had no foreign loans outstanding.

LOAN CONCENTRATIONS

As of the year ended December 31, 2011, the Company did not have any concentration of loans to multiple borrowers engaged in similar activities that would cause them to be similarly affected by economic or other conditions exceeding 10% of total loans which are not otherwise disclosed as a category of loans in the tables above. However, because the Company is engaged in the business of community banking, most of its loans are geographically concentrated to borrowers in Horry and Georgetown counties of South Carolina.

SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOAN LOSSES

The following table summarizes loan balances as of the end of each period indicated, averages for each period, changes in the allowance for loan losses arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on specific loans are charged against the allowance in the period in which management determines that such loans become uncollectible. Recoveries of previously charged-off loans are credited to the allowance.

The allowance for loan losses is maintained at an amount based on considerations of classified and internally-identified problem loans, the current trend in delinquencies, the volume of past-due loans, historical loss experience, current economic conditions, over-margined real estate loans, if any, the effects of changes in risk selection or underwriting practices, the experience, ability and depth of lending management and staff, industry conditions, the effect of changes in concentrations of credit, and loan administration risks. In addition, the Asset/Liability Management Committee and the Credit Committee review the adequacy of the allowance quarterly and make recommendations regarding the appropriate degree of consideration to be given the various factors utilized in determining the allowance and to make recommendations as to the appropriate amount of the allowance.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(Thousands of Dollars)				
Loans:					
Average loans outstanding for the period	$510,742	$559,823	$593,370	$587,931	$563,864
Allowance for loan losses:					
Balance at the beginning of period	$ 11,627	$ 9,142	$ 7,091	$ 6,507	$ 6,476
Charge-offs:					
Commercial, financial, and agricultural	$ 1,872	$ 3,273	$ 2,251	$ 896	$ 732
Real Estate - construction and mortgage	7,798	7,444	4,383	750	127
Loans to individuals	917	899	1,141	836	587
Total charge-offs	$ 10,587	$ 11,616	$ 7,775	$ 2,482	$ 1,446
Recoveries:					
Commercial, financial, and agricultural	$ 298	$ 259	$ 593	$ 278	$ 96
Real Estate - construction and mortgage	929	73	16	44	25
Loans to individuals	218	372	469	211	211
Total recoveries	$ 1,445	$ 704	$ 1,078	$ 533	$ 332
Net charge-offs	$ 9,142	$ 10,912	$ 6,697	$ 1,949	$ 1,114
Additions charged to operations	$ 9,888	$ 13,397	$ 8,748	$ 2,533	$ 1,145
Balance at end of period	$ 12,373	$ 11,627	$ 9,142	$ 7,091	$ 6,507
Net Charge-offs as a Percentage of Average Loans Outstanding	1.79%	1.95%	1.13%	.33%	.20%

The Bank's real estate loan portfolio and consequently the allowance for loan losses has been significantly impacted by deterioration of local real estate markets in terms of both real estate market activity and real estate values during the most recent recession, 2007 through 2009, and although local real estate markets have begun to recover, management expects that full recovery of this economic sector will not be evident before 2013 or later. Management has sought to maintain the allowance for loan losses at a level commensurate with the level of risk identified in the loan portfolio and has continuously monitored the methodologies employed in determining the allowance for loan losses. Management believes it has reduced all real estate exposures to levels below acceptable thresholds established by regulatory authorities. As a result of these actions and growth in past due, nonaccrual, and impaired loans (outlined in the "Nonaccrual, Past Due, and Restructured Loans" and "Potential Problem Loans" above), provisions for loan losses and the allowance for loan losses have exceeded historical norms since the onset of the recession in 2007.

The Board of Directors maintains an independent Loan Review function which has established controls and procedures to monitor loan portfolio risk on an on-going basis. Credit reviews on all major relationships are conducted on a continuing basis as is the monitoring of past-due trends and classified assets. The function utilizes various methodologies in its assessment of the adequacy of the Allowance for Loan Losses. Three primary measurements are reported to the Board of Directors on a quarterly basis, the Graded Loan Method based on a bank-wide risk grading model, the Migration Analysis Method which tracks risk patterns of charged-off loans for the previous 10 years, and the Percentage of Net Loans Method. The graded loans and migration methodologies are calculated based on gross charge offs. Additionally, the function annually reviews the economic assessment conducted by Loan Administration, addresses portfolio risk by industry concentration, reviews loan policy changes and marketing strategies for any effect on portfolio risk, and conducts tests addressing portfolio performance by type of portfolio, collateral type, and loan officer performance.

ALLOWANCE FOR LOAN LOSSES (Continued)

Management utilizes the best information available to establish the allowance for loan losses. However, future adjustments to the allowance or to the reserve adequacy methodology may be necessary if economic conditions differ substantially, the required methodology is altered by regulatory authorities governing the Company or the Bank, or alternative accounting methodologies are promulgated by the Public Company Accounting Oversight Board. During 2011, one primary change to the methodology of determining the allowance for loan losses was implemented. This change effectively modified the factor utilized to adjust incorporated existing migration loss calculations for pooled loans calculated for gross charge-offs to net charge-offs. Specifically, the factor was modified to the average recovery rate for the previous five years excepting the rates for the highest and lowest years. Prior to this change, the lowest recovery rate experienced during the last five years was utilized. This change better reflects recovery rates experienced in 2011 and those expected to be experienced.

The following table presents an estimated allocation of the allowance for loan losses at December 31, 2011, 2010, 2009, 2008, and 2007. This table is presented based on the regulatory reporting classifications of the loans. This allocation of the allowance for loan losses is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	2011		2010		2009		2008		2007	
	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category
Balance applicable to:										
Commercial Industrial, Agriculture	$ 2,205	11.2%	$ 2,776	12.0%	$3,309	13.4%	$2,411	15.5%	$2,212	17.3%
Real Estate - Construction and Mortgage	8,676	79.9%	7,380	79.8%	4,590	78.8%	3,616	76.7%	3,319	74.0%
Loans to Individuals	1,492	8.9%	1,361	8.2%	1,228	7.8%	1,064	7.8%	936	8.7%
Unallocated	-	-	110	-	15	-	-	-	40	-
Total	$12,373	100%	$11,627	100%	$9,142	100%	$7,091	100%	$6,507	100%

DEPOSITS

AVERAGE DEPOSITS BY CLASSIFICATION

The following table sets forth the classification of average deposits for the indicated period, in thousands of dollars:

	Years Ended December 31,		
	2011	2010	2009
Noninterest bearing demand deposits	$119,637	$106,854	$105,182
Interest bearing demand deposits	98,876	93,260	89,172
Money market deposits	85,650	84,919	75,979
Savings deposits	63,539	56,605	51,743
Health savings deposits	1,210	1,028	896
Time deposits	318,618	335,296	314,367
Individual retirement accounts	52,085	52,059	47,770
Total deposits	$739,615	$730,021	$685,109

AVERAGE RATES PAID ON DEPOSITS

The following table sets forth average rates paid on categories of interest-bearing deposits for the periods indicated:

	Years Ended December 31,		
	2011	2010	2009
Interest bearing demand deposits	.08%	.12%	.14%
Money Market Deposits	.25%	.75%	1.03%
Savings deposits	.27%	.66%	.81%
Health savings deposits	.55%	1.32%	1.85%
Time deposits	1.25%	1.88%	2.48%
Individual retirement account deposits	1.51%	2.33%	3.23%

MATURITIES OF TIME DEPOSITS

The following table sets forth the maturity of time deposits in thousands of dollars, at December 31, 2011:

	Time Deposits of $100,000 or more	Time Deposits of Less Than $100,000	Total Time Deposits
Maturity within 3 months or less	$ 79,759	$ 41,490	$121,249
Over 3 through 6 months	33,200	35,425	68,625
Over 6 through 12 months	50,872	51,962	102,834
Over 12 months	37,531	24,683	62,214
Total	$201,362	$153,560	$354,922

RETURN ON EQUITY AND ASSETS

The following table presents certain ratios relating to the Company's equity and assets:

	Years Ended December 31,		
	2011	2010	2009
Return on average total assets(1)	.13%	.11%	.56%
Return on average stockholders' equity(2)	1.38%	1.18%	5.91%
Cash dividend payout ratio(3)	-%	-%	41.25%
Average equity to average assets ratio (4)	9.50%	9.32%	9.48%

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends per share divided by net income per share
(4) Average equity divided by average total assets.

SHORT-TERM BORROWINGS

Securities sold under repurchase agreements are short-term borrowings which generally mature within 180 days from the dates of issuance. No other category of short-term borrowings had an average balance outstanding during the reported period which represented 30 percent or more of stockholders' equity at the end of the period.

The following is a summary of securities sold under repurchase agreements outstanding at December 31 of each reported period, in thousands of dollars:

	December 31,		
	2011	2010	2009
Securities sold under agreement to repurchase	$87,784	$99,153	$104,654

The following information relates to outstanding securities sold under repurchase agreements during 2011, 2010, and 2009, in thousands of dollars:

	Maximum Amount Outstanding at Any Month End			Weighted Average Interest Rate at December 31,		
	2011	2010	2009	2011	2010	2009
Securities sold under agreement to repurchase	$111,274	$113,463	$114,267	.22%	.46%	.94%

	Years ended December 31,		
	2011	2010	2009
Securities sold under agreement to repurchase - average daily amount outstanding during the year	$98,009	$108,392	$101,286
Weighted average interest rate paid	.28%	.73%	1.11%

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CNB Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of CNB Corporation's internal control over financial reporting as of December 31, 2011. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2011, internal control over financial reporting was effective.

Elliott Davis, LLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on the Company's internal control over financial reporting, and a copy of Elliott Davis, LLC's report is included with this report.

Date: March 15, 2012

W. Jennings Duncan	*L. Ford Sanders, II*
President and Chief Executive Officer	Executive Vice President, Treasurer and Chief Financial Officer

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elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, comprehensive income/(loss), and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2012 expressed an unqualified opinion on the effectiveness of CNB Corporation and subsidiary's internal control over financial reporting.

Elliott Davis LLC

Columbia, South Carolina
March 15, 2012

elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2011, based on criteria established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNB Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, comprehensive income/(loss), and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Elliott Davis LLC

Columbia, South Carolina
March 15, 2012

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

ASSETS	December 31, 2011	December 31, 2010
CASH AND CASH EQUIVALENTS		
Cash and due from banks	$ 24,422	$ 20,699
Due from Federal Reserve Bank, balance in excess of requirement	30,578	11,818
Federal Funds Sold	10,000	14,000
Total cash and cash equivalents	$ 65,000	$ 46,517
INVESTMENT SECURITIES AVAILABLE FOR SALE	320,717	275,381
INVESTMENT SECURITIES HELD TO MATURITY	11,009	20,678
(Fair value $11,744 in 2011 and $20,784 in 2010)		
OTHER INVESTMENTS, AT COST	1,865	2,729
LOANS	484,022	534,186
Less allowance for loan losses	12,373	11,627
Net loans	471,649	522,559
PREMISES AND EQUIPMENT	21,249	22,088
OTHER REAL ESTATE OWNED	9,063	5,476
ACCRUED INTEREST RECEIVABLE	4,158	4,650
OTHER ASSETS	9,110	11,193
	$ 913,820	**$ 911,271**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 119,649	$ 108,031
Interest-bearing	612,976	610,109
Total deposits	732,625	718,140
Securities sold under repurchase agreements	87,784	99,153
United States Treasury demand notes	-	2,324
Other liabilities	4,005	5,321
Total liabilities	824,414	824,938
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 11 and 12		
STOCKHOLDERS' EQUITY		
Common stock - $5 par value; authorized 3,000,000 shares; outstanding 1,661,912 and 1,664,622 shares in 2011 and 2010, respectively	8,309	8,323
Capital in excess of par value of stock	50,343	50,486
Retained earnings	28,879	27,660
Accumulated other comprehensive income/(loss)	1,875	(136)
Total stockholders' equity	89,406	86,333
	$ 913,820	**$ 911,271**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2011	**2010**	**2009**
INTEREST INCOME			
Interest and fees on loans	$ 31,087	$ 34,382	$ 37,170
Investment securities			
Taxable	3,301	4,235	5,432
Nontaxable	1,159	1,170	1,219
Total interest on investment securities	4,460	5,405	6,651
Non-marketable equity securities			
Federal Reserve Bank dividend income	7	7	11
Federal Home Loan Bank dividend income	19	10	9
Total income on non-marketable equity securities	26	17	20
Federal funds sold	31	33	32
Federal Reserve Bank balances in excess of requirement	118	120	74
Total interest income	35,722	39,957	43,947
INTEREST EXPENSE			
Deposits	5,246	8,647	10,668
Securities sold under repurchase agreements	280	791	1,121
Federal Home Loan Bank advances	-	182	332
Other short term borrowings	-	-	8
Total interest expense	5,526	9,620	12,129
Net interest income	30,196	30,337	31,818
PROVISION FOR LOAN LOSSES	9,888	13,397	8,748
Net interest income after provision for loan losses	20,308	16,940	23,070
NONINTEREST INCOME			
Service charges on deposit accounts	3,248	3,541	3,530
Other service and exchange charges	2,778	2,777	2,609
Gain on sale of investment securities available for sale	-	993	1,576
Gain on sale of investment securities held to maturity	-	73	-
Other noninterest income	232	165	464
Total noninterest income	6,258	7,549	8,179
NONINTEREST EXPENSE			
Salaries and wages	10,502	10,522	11,027
Pensions and other employee benefits	2,877	2,793	2,978
Occupancy	1,549	1,520	1,486
Furniture and equipment	1,800	1,820	1,827
Examination and professional fees	1,058	994	778
Office supplies	396	401	467
Credit card operations	811	833	793
FDIC deposit insurance assessments	1,426	1,176	1,648
Net cost of operation of other real estate owned	2,098	454	149
Other operating expenses	2,706	2,892	2,916
Total noninterest expense	25,223	23,405	24,069
Income before provision for income taxes	1,343	1,084	7,180
PROVISION FOR INCOME TAXES	124	44	2,113
Net income	$ 1,219	$ 1,040	$ 5,067
NET INCOME PER SHARE	$ .73	$ .62	$ 3.03

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2011, 2010, and 2009
(amounts, except share data, in thousands)

	Common stock		Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income/(loss)	Total stockholders' equity
	Shares	Amount				
BALANCE, DECEMBER 31, 2008	829,518	$8,295	$50,085	$23,649	1,498	$83,527
Net income	-	-	-	5,067	-	5,067
Cash dividend declared, $1.25 per share	-	-	-	(2,096)	-	(2,096)
Two-for-one stock split	838,741	-	-	-	-	-
Common shares repurchased, at an average per share price of $157.57, prior to the two-for-one stock split declared in October 2009.	(10,080)	(99)	(1,489)	-	-	(1,588)
Common shares sold, at an average per share price of $158.07, prior to the two-for-one stock split declared in October 2009.	19,054	190	2,822	-	-	3,012
Net change in unrealized holding gain, net of income tax benefit of $328	-	-	-	-	(493)	(493)
BALANCE, DECEMBER 31, 2009	1,677,233	8,386	51,418	26,620	1,005	87,429
Net income	-	-	-	1,040	-	1,040
Common shares repurchased, at an average per share price of $78.92	(12,865)	(64)	(951)	-	-	(1,015)
Common shares sold, at an average per share price of $79.50	254	1	19	-	-	20
Net change in unrealized holding gain, net of income tax benefit of $760	-	-	-	-	(1,141)	(1,141)
BALANCE, DECEMBER 31, 2010	1,664,622	8,323	50,486	27,660	(136)	86,333
Net income	-	-	-	1,219	-	1,219
Common shares repurchased, at an average per share price of $57.51	(3,178)	(16)	(167)	-	-	(183)
Common shares sold, at an average per share price of $57.50	468	3	24	-	-	26
Net change in unrealized holding loss, net of income tax expense of $1,340	-	-	-	-	2,011	2,011
BALANCE, DECEMBER 31, 2011	1,661,912	$8,309	$50,343	$28,879	$ 1,875	$89,406

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(amounts in thousands)

	For the years ended December 31,		
	2011	**2010**	**2009**
NET INCOME	$ 1,219	$ 1,040	$ 5,067
OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX			
Unrealized holding gains/(losses) on investment securities available for sale	2,011	(469)	500
Reclassification adjustments for gains included in net income	-	(672)	(993)
COMPREHENSIVE INCOME/(LOSS)	**$ 3,230**	**$ (101)**	**$ 4,574**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2011	2010	2009
OPERATING ACTIVITIES			
Net income	$ 1,219	$ 1,040	$ 5,067
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,333	1,493	1,538
Provision for loan losses	9,888	13,397	8,748
Benefit for deferred income taxes	(275)	(913)	(880)
Discount accretion and premium amortization on investment securities	2,041	1,873	1,001
Gain on sale of investment securities held to maturity	-	(73)	-
Gain on sale of investment securities available for sale	-	(993)	(1,576)
Loss on sale of foreclosed assets	266	33	39
Writedown on foreclosed assets	1,195	279	137
Changes in assets and liabilities:			
Decrease in accrued interest receivable	492	848	1,502
(Increase)/decrease in other assets	1,018	848	(4,020)
Decrease in other liabilities	(1,316)	(222)	(775)
Net cash provided by operating activities	15,861	17,610	10,781
INVESTING ACTIVITIES			
Proceeds from sales of investment securities held to maturity	-	2,322	-
Proceeds from sales of investment securities available for sale	-	21,733	55,192
Proceeds from maturities and calls of investment securities held to maturity	10,390	25,656	795
Proceeds from maturities and calls of investment securities available for sale	186,558	178,243	144,732
Purchases of investment securities held to maturity	(760)	(33,663)	(6,003)
Purchases of investment securities available for sale	(230,545)	(263,494)	(220,555)
Proceeds from sales of foreclosed assets	3,554	3,197	1,501
Net decrease in loans	32,420	27,335	9,128
(Purchase)/sale of equity securities	864	312	(17)
Net premises and equipment expenditures	(494)	(330)	(1,386)
Net cash (used)/provided by investing activities	1,987	(38,689)	(16,613)
FINANCING ACTIVITIES			
Dividends paid	-	(2,096)	(4,355)
Net increase in deposits	14,485	12,870	26,051
Net increase/(decrease) in securities sold under repurchase agreements	(11,369)	(5,501)	37,239
Net increase/(decrease) in United States Treasury demand notes	(2,324)	1,674	(2,022)
Net decrease in Federal Home Loan Bank advances	-	(15,000)	(15,000)
Net decrease in other short-term borrowings	-	-	(1,120)
Common shares purchased	(183)	(1,015)	(1,588)
Common shares sold	26	20	3,012
Net cash (used)/provided by financing activities	635	(9,048)	42,217
Net increase/(decrease) in cash and cash equivalents	18,483	(30,127)	36,385
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	46,517	76,644	40,259
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 65,000**	**$ 46,517**	**$ 76,644**
CASH PAID FOR			
Interest	**$ 6,746**	**$ 9,756**	**$ 13,009**
Income taxes	**$ 452**	**$ 882**	**$ 3,221**
SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES			
Change in unrealized gain/(loss) on securities available for sale	**$ 3,351**	**$ (1,901)**	**$ (821)**
Real estate acquired through foreclosure	**$ 8,711**	**$ 7,363**	**$ 2,660**
Change in dividends payable	**$ -**	**$ (2,096)**	**$(2,259)**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** (the "Company") and its wholly-owned subsidiary, The Conway National Bank (the "Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Horry County, South Carolina and the Waccamaw Neck area of Georgetown County, South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company monitors concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. As of December 31, 2011, the Company had concentrations of loans to the following classes of borrowers or industries: lessors of residential buildings and lessors of non-residential buildings. The amount of commercial purpose loans outstanding to these groups of borrowers as of December 31, 2011 was $25,967,000 and $29,208,000, respectively. These amounts represented 27.55% and 30.99% of Total Capital, as defined for regulatory purposes, for the same period, respectively.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans. Management monitors loans with loan-to-values in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities and maintains total loans with loan-to-value exceptions within regulatory limitations. Management monitors and manages other loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans within levels of risk acceptable to management. The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations, and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Continued

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, due from Federal Reserve, and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Financial Accounting Standards Board Accounting Standards Codification 320-10 (ASC 320-10), "*Investments in Debt Securities.*" This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for nonrefundable fees and certain direct costs associated with the origination of loans in accordance with ASC 310-20, "*Nonrefundable Fees and Other Costs.*" Under ASC 310-20 nonrefundable fees and certain direct costs associated with the origination of loans are deferred and recognized as a yield adjustment over the contractual life of the related loans until such time that the loan is sold.

The Company accounts for impaired loans in accordance with ASC 310-10, "*Receivables.*" This standard requires that all creditors value loans at the lesser of the recorded balance or the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. The standard also requires creditors to provide additional disclosures for the recognition of interest income on an impaired loan.

Under ASC 310-10, when the ultimate collectability of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Continued

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, loans on nonaccrual status, and restructured loans. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional principal and interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest. Loans which demonstrate sustained performance for a period of time, usually six months, can be returned to accrual status provided the loan is contractually current and the borrower can demonstrate the financial capacity to perform on the loan in future periods.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at estimated fair value and subsequently at the lower of cost or estimated fair value. Any write-downs at the dates of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets and subsequent write-downs and gains and losses on disposal are included in noninterest expenses – net cost of operation of other real estate owned.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Stock Split

During 2009, the Corporation effected a two-for-one common stock split, which resulted in the reduction of the par value of its common stock from $10 per share to $5 per share and the issuance of 838,741 additional shares.

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $387,000, $396,000 and $448,000, were included in the Company's results of operations for 2011, 2010, and 2009, respectively.

Continued

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income taxes

Income taxes are accounted for in accordance with ASC 740-10, *"Income Taxes."* Under ASC 740-10, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized. ASC 740-10 also clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return.

Reclassifications

Certain amounts in the financial statements for the years ended December 31, 2010 and 2009 have been reclassified, with no effect on net income or stockholder's equity, to be consistent with the classifications adopted for the year ended December 31, 2011.

Net income per share

The Company computes net income per share in accordance with ASC 260-10, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 1,663,867 in 2011, 1,671,568 in 2010 and 1,672,527 in 2009. The Company does not have any dilutive instruments and therefore only basic net income per share is presented.

Fair values of financial instruments

ASC 820, *"Fair Value Measurements and Disclosures,"* requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. ASC 820 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

Continued

Fair values of financial instruments - continued

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks, and interest bearing deposits with other banks) approximate their fair value.

Due from Federal Reserve – The carrying amounts of balances due from the Federal Reserve Bank approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, and U. S. Treasury demand notes approximate their fair values.

Advances from the Federal Home Loan Bank – The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.

Off balance sheet instruments – Contract and fair values of off balance sheet lending commitments are based on estimated fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Continued

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 4 to the financial statements – Loans and Allowance for Loan Losses.

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments are effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments will be effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The Company will continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB deliberates future requirements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Continued

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk, as it relates to lending and real estate held for operating locations, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2011 and 2010 were approximately $1,193,000 and $1,191,000, respectively.

Continued

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are based on contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. The amortized cost, approximate fair value, and expected maturities of investment securities are summarized as follows (amounts in thousands):

	December 31, 2011			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
Within one year	$ 52,367	$ 153	$ -	$ 52,520
One to five years	185,112	842	93	185,861
Six to ten years	29,877	160	30	30,007
	267,356	1,155	123	268,388
Mortgage backed securities				
One to five years	84	8	-	92
Six to ten years	3,149	128	-	3,277
Over ten years	18,787	232	30	18,989
	22,020	368	30	22,358
State, county and municipal				
Within one year	265	-	-	265
One to five years	1,784	64	-	1,848
Six to ten years	19,472	1,410	3	20,879
Over ten years	5,538	283	-	5,821
	27,059	1,757	3	28,813
Other investments				
CRA Qualified Investment Fund	1,079	43	-	1,122
Other	36	-	-	36
	1,115	43	-	1,158
Total available for sale	**$ 317,550**	**$ 3,323**	**$ 156**	**$ 320,717**
HELD TO MATURITY				
State, county and municipal				
Within one year	804	11	-	815
One to five years	812	38	-	850
Six to ten years	6,519	473	-	6,992
Over ten years	2,874	213	-	3,087
	11,009	735	-	11,744
Total held to maturity	**$ 11,009**	**$ 735**	**$ -**	**$ 11,744**

Continued

	December 31, 2010			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
One to five years	$ 186,938	$ 349	$ 652	$ 186,635
Six to ten years	58,047	137	322	57,862
	244,985	486	974	244,497
Mortgage backed securities				
Six to ten years	2,112	90	-	2,202
Over ten years	8,090	102	86	8,106
	10,202	192	86	10,308
State, county and municipal				
Within one year	950	4	-	954
One to five years	1,395	40	-	1,435
Six to ten years	12,531	332	82	12,781
Over ten years	4,442	5	142	4,305
	19,318	381	224	19,475
Other investments				
CRA Qualified Investment Fund	1,065	-	-	1,065
Other	36	-	-	36
	1,101	-	-	1,101
Total available for sale	**$ 275,606**	**$ 1,059**	**$ 1,284**	**$ 275,381**
HELD TO MATURITY				
Government sponsored enterprises				
One to five years	$ 10,000	$ 25	$ 4	$ 10,021
	10,000	25	4	10,021
State, county and municipal				
One to five years	1,103	46	-	1,149
Six to ten years	5,847	149	14	5,982
Over ten years	3,728	-	96	3,632
	10,678	195	110	10,763
Total held to maturity	**$ 20,678**	**$ 220**	**$ 114**	**$ 20,784**

Continued

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010 (amounts in thousands):

2011	Less than twelve months		Twelve months or more		Total	
AVAILABLE FOR SALE	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government sponsored enterprises	$ 42,732	$ 123	$ -	$ -	$ 42,732	$ 123
State, county, and municipal	260	3	-	-	260	3
Mortgage backed securities	6,507	30	-	-	6,507	30
Total	$ 49,499	$ 156	$ -	$ -	$ 49,499	$ 156

2010	Less than twelve months		Twelve months or more		Total	
AVAILABLE FOR SALE	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government sponsored enterprises	$ 132,747	$ 973	$ -	$ -	$ 132,747	$ 974
State, county, and municipal	5,882	207	323	17	6,205	224
Mortgage backed securities	5,005	87	-	-	5,005	86
Total	$ 143,634	$ 1,267	$ 323	$ 17	$ 143,957	$ 1,284
HELD TO MATURITY						
Government sponsored enterprises	$ 1,996	$ 4	$ -	$ -	$ 1,996	$ 4
State, county, and municipal	4,534	110	-	-	4,534	110
Total	$ 6,530	$ 114	$ -	$ -	$ 6,530	$ 114

Securities classified as available for sale are recorded at fair market value. There were no securities classified as available for sale in an unrealized loss position for twelve months or more at December 31, 2011. The Company owned one municipal bond with a fair value of $323,000, which had been in an unrealized loss position for twelve months or more at December 31, 2010. At December 31, 2011, the Company retained ownership of this bond. At December 31, 2011, the bond had a fair value of $376,000 with an unrealized gain of $41,000. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

Securities classified as held to maturity are recorded at cost. There were no securities classified as held-to-maturity in an unrealized loss position at December 31, 2011. There were no securities classified as held-to-maturity in an unrealized loss position for twelve months or more at December 31, 2010.

Investment securities with an aggregate par value of $175,457,000 ($179,252,000 fair value) at December 31, 2011 and $204,917,000 ($207,349,000 fair value) at December 31, 2010 were pledged to secure public deposits and for other purposes.

Continued

There were no sales of securities available for sale in 2011. During 2010, $20,758,000 par value of available for sale securities were sold for a gain of $993,000. During 2009, $53,560,000 par value of available for sale securities were sold for a gain of $1,576,000.

During 2010, the Company sold $2,255,000 par value ($2,370,000 fair value) of held to maturity securities, consisting of four securities, for a net gain of $73,000. Two of these held to maturity securities, $770,000 par value ($785,000 fair value), were sold under exception "a." of ASC 320-10-25-6 as a result of both securities losing their rating due to a downgrade of the insurer. Two of these held to maturity securities, $1,485,000 par value ($1,585,000 fair value), were sold under exception "d." of ASC 320-10-25-6 because the primary regulator of the Company's subsidiary bank has increased scrutiny of capital and its components and, consequently, due to continued uncertainty in the municipal bond markets, the amount of investment in individual municipal securities issuers. In response to these regulatory concerns related to capital and its components, the Company sold all of its municipal securities of individual issuers in excess of $600,000 including all municipal securities in this size category classified held to maturity as well as those classified available for sale. We believe that the sale of these held to maturity securities should not be considered inconsistent with the original classification and the remaining portfolio is not tainted.

Management reviews securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Other Investments, at Cost

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 9). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (amounts in thousands):

	December 31,	
	2011	**2010**
Federal Reserve Bank	$ 116	$ 116
FHLB	1,749	2,613
	$ 1,865	**$ 2,729**

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major category (amounts in thousands):

	December 31,	
	2011	2010
Real estate - mortgage	$ 334,234	$ 362,998
Real estate - construction	52,271	63,080
Commercial and industrial	50,855	61,127
Loans to individuals for household, family and other consumer expenditures	42,351	43,350
Agriculture	3,615	3,282
All other loans, including overdrafts	611	304
Unamortized deferred loan costs	85	45
	$ 484,022	$ 534,186

The Bank's loan portfolio consisted of $409,901,000 and $455,307,000 in fixed rate loans as of December 31, 2011 and 2010, respectively. Fixed rate loans with maturities in excess of one year amounted to $287,999,000 and $316,663,000 at December 31, 2011 and 2010, respectively.

Changes in the allowance for loan losses are summarized as follows (amounts in thousands):

	For the years ended December 31,		
	2011	2010	2009
Balance, beginning of year	$ 11,627	$ 9,142	$ 7,091
Recoveries of loans previously charged against the allowance	1,445	704	1,078
Provided from current year's income	9,888	13,397	8,748
Loans charged against the allowance	(10,587)	(11,616)	(7,775)
Balance, end of year	$ 12,373	$ 11,627	$ 9,142

As of December 31, 2011, 2010, and 2009 loans individually evaluated and considered impaired under ASC 310-10 "Receivables" were as follows (amounts in thousands):

	December 31,		
	2011	2010	2009
Total loans considered impaired	$26,036	$29,074	$13,578
Loans considered impaired for which there is a related allowance for loan loss:			
Outstanding loan balance	15,955	8,620	491
Related allowance established	1,484	709	176
Loans considered impaired and previously written down to fair value	10,081	20,454	13,065
Loans considered impaired and which are classified as troubled debt restructurings.	3,638	20	22
Average annual investment in impaired loans	26,873	25,241	6,412
Interest income recognized on impaired loans during the period of impairment.	580	636	7

Continued

The following tables summarize (in thousands of dollars) commercial and consumer credit exposure by internally assigned grade, collateral, and purpose as indicators of credit quality existing in the Company's loan portfolios as of December 31, 2011 and 2010. The Company utilizes four "Pass" grade categories and the regulatorily defined "Other Assets Especially Mentioned," "Substandard," and "Doubtful" grade categories to monitor credit risk existing in its loan portfolios on an on-going basis. The four pass grades are defined as: Pass-1, loans that have minimal credit risk and are of excellent quality; Pass-2, loans with satisfactory credit risk; Pass-3, loans with reasonable credit risk, however a degree of watchfulness is warranted; and Pass-4, loans which demonstrate some weakness and a higher degree of watchfulness is warranted. "Other Assets Especially Mentioned (OAEM)" loans have weaknesses and warrant management's close attention. "Substandard" loans have a high degree of credit risk and credit factors that indicate potential further deterioration, which could result in a protracted workout or possible loss. "Doubtful" loans have a high degree of potential loss, in whole or in part.

Commercial Credit Exposure
Credit Risk Profile by Internally Assigned Grade
December 31, 2011 and 2010

	Commercial Other		Commercial Real Estate Construction		Commercial Real Estate- Other	
	2011	2010	2011	2010	2011	2010
PASS 1	$ 4,720	$ 7,524	$ 37	$ 39	$ 77	$ -
PASS 2	15,803	12,980	10,168	8,590	46,882	55,930
PASS 3	12,207	15,859	11,094	11,168	38,237	31,521
PASS 4	12,514	16,611	15,555	18,377	34,394	30,054
OAEM	4,422	6,007	4,962	9,283	7,299	14,105
Substandard	4,804	5,428	10,455	15,623	15,624	20,611
Total	$ 54,470	$ 64,409	$ 52,271	$ 63,080	$ 142,513	$ 152,221

Consumer Credit Exposure
Credit Risk Profile by Internally Assigned Grade
December 31, 2011 and 2010

	Consumer Real Estate-Residential	
	2011	2010
PASS 1	$ 164	$ 761
PASS 2	67,010	74,462
PASS 3	42,424	48,216
PASS 4	52,577	46,158
OAEM	8,366	12,687
Substandard	21,265	28,538
Total	$ 191,806	$ 210,822

The Company had no loans classified as doubtful at December 31, 2011 and 2010. The Company does not make loans defined as "sub-prime" loans.

Continued

The following table summarizes the Company's consumer credit card and all other consumer loans based on performance at December 31, 2011 and 2010 (amounts in thousands):

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
December 31, 2011 and 2010

	Consumer Credit Card		Consumer Other	
	2011	2010	2011	2010
Performing	$ 3,282	$ 3,225	$39,680	$40,429
Non-Performing	-	-	-	-
Total	$ 3,282	$ 3,225	$39,680	$40,429

The Company classifies consumer credit cards or other consumer loans as "Non-Performing" at 120 days or more past due. The Company had no consumer credit cards or other consumer loans classified as "Non-Performing" at December 31, 2011 and 2010.

The following tables outlines the changes in the allowance for loan losses by collateral type and purpose, the allowances for loans individually and collectively evaluated for impairment, and the amount of loans individually and collectively evaluated for impairment at and for the year ended December 31, 2011 and 2010 (amounts in thousands):

Allowance for Loan Losses and Recorded Investment in Loans Receivable
At and for the Year Ended December 31, 2011

	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 2,776	$ 4,266	$ 1,361	$ 3,114	$ 110	$ 11,627
Charge-offs	(1,872)	(3,561)	(917)	(4,237)	-	(10,587)
Recoveries	298	836	218	93	-	1,445
Provisions	991	3,222	822	4,897	(44)	9,888
Ending balance	$ 2,193	$ 4,763	$ 1,484	$ 3,867	$ 66	$ 12,373
Ending balances:						
Individually evaluated for impairment	$ 40	$ 734	$ -	$ 710	$ -	$ 1,484
Collectively evaluated for impairment	$ 2,153	$ 4,029	$ 1,484	$ 3,157	$ 66	$ 10,889
Loans receivable:						
Ending balance - total	$ 54,470	$ 194,784	$ 42,962	$ 191,806	$ -	$ 484,022
Ending balances:						
Individually evaluated for impairment	$ 1,408	$ 13,844	$ -	$ 10,784	$ -	$ 26,036
Collectively evaluated for impairment	$ 53,062	$ 180,940	$ 42,962	$ 181,022	$ -	$ 457,986

Continued

Allowance for Loan Losses and Recorded Investment in Loans Receivable
At and for the Year Ended December 31, 2010

	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 3,309	$ 2,246	$ 1,228	$ 2,344	$ 15	$ 9,142
Charge-offs	(3,273)	(4,639)	(899)	(2,805)	-	(11,616)
Recoveries	259	14	372	59	-	704
Provisions	2,481	6,645	660	3,516	95	13,397
Ending balance	$ 2,776	$ 4,266	$ 1,361	$ 3,114	$ 110	$ 11,627
Ending balances:						
Individually evaluated for impairment	$ -	$ 506	$ -	$ 203	$ -	$ 709
Collectively evaluated for impairment	$ 2,776	$ 3,760	$ 1,361	$ 2,911	$ 110	$ 10,918
Loans receivable:						
Ending balance - total	$ 64,409	$ 215,301	$ 43,654	$ 210,822	$ -	$ 534,186
Ending balances:						
Individually evaluated for impairment	$ 315	$ 19,977	$ -	$ 8,782	$ -	$ 29,074
Collectively evaluated for impairment	$ 64,094	$ 195,324	$ 43,654	$ 202,040	$ -	$ 505,112

The following table outlines the performance status of the Company's loan portfolios by collateral type and purpose at December 31, 2011 and 2010 (amounts in thousands):

2011	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Greater Than 90 Days Past Due Accruing
Commercial	$ 1,206	$ 1,559	$ 807	$ 3,572	$ 50,898	$ 54,470	$ -
Commercial real estate:							
Commercial real estate-construction	1,190	625	4,226	6,041	46,230	52,271	18
Commercial real estate-other	2,650	465	4,317	7,432	135,081	142,513	-
Consumer:							
Consumer-residential	2,201	1,532	9,175	12,908	178,898	191,806	1,898
Consumer-credit cards	26	54	39	119	3,163	3,282	39
Consumer-other	1,116	330	345	1,791	37,889	39,680	186
Total	$ 8,389	$ 4,565	$ 18,909	$ 31,863	$ 452,159	$ 484,022	$ 2,141

Continued

2010	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Greater Than 90 Days Past Due Accruing
Commercial	$ 877	$ 564	$ -	$ 1,441	$ 62,968	$ 64,409	$ -
Commercial real estate:							
Commercial real estate-construction	1,838	853	7,630	10,321	52,759	63,080	12
Commercial real estate-other	1,146	591	5,856	7,593	144,628	152,221	161
Consumer:							
Consumer-residential	3,297	4,237	5,487	13,021	197,801	210,822	695
Consumer-credit cards	36	44	26	106	3,119	3,225	27
Consumer-other	829	373	147	1,349	39,080	40,429	147
Total	$ 8,023	$ 6,662	$ 19,146	$ 33,831	$ 500,355	$ 534,186	$ 1,042

In addition to those loans placed in a nonaccrual status, there are certain loans in the portfolio which are not yet 90 days past due but about which management has concerns regarding the ability of the borrower to comply with present loan repayment terms. Such loans and nonaccrual loans are classified as impaired. Problem loan identification includes a review of individual loans, the borrower's and guarantor's financial capacity and position, loss potential, and present economic conditions. A specific allocation is provided for impaired loans not yet placed in nonaccrual status and not yet written down to fair value in management's determination of the allowance for loan losses. The following tables outline the Company's loans classified as impaired by collateral type and purpose at and for December 31, 2011 and 2010 (amounts in thousands):

Impaired Loans
At and for the Year Ended December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate-construction	$ 2,391	$ 2,797	$ -	$ 4,891	$ -
Commercial real estate-other	4,853	4,876	-	6,511	61
Commercial and industrial	939	987	-	838	17
Consumer-residential	1,897	1,939	-	3,454	36
With an allowance recorded:					
Commercial real estate-construction	$ 3,341	$ 5,748	$ 469	$ 3,042	$ 43
Commercial real estate-other	3,259	3,720	265	2,015	95
Commercial and industrial	469	648	40	70	20
Consumer-residential	8,887	10,942	710	6,052	308
Total:					
Commercial real estate-construction	$ 5,732	$ 8,545	$ 469	$ 7,933	$ 43
Commercial real estate-other	8,112	8,596	265	8,526	156
Commercial and industrial	1,408	1,635	40	908	37
Consumer-residential	10,784	12,881	710	9,506	344
	$ 26,036	$ 31,657	$ 1,484	$ 26,873	$ 580

Continued

Impaired Loans
At and for the Year Ended December 31, 2010

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate-construction	$ 6,563	$ 7,977	$ -	$ 8,210	$ 27
Commercial real estate-other	7,952	7,975	-	4,495	294
Commercial and industrial	315	315	-	314	13
Consumer-residential	4,455	4,743	-	4,648	211
With an allowance recorded:					
Commercial real estate-construction	$ 4,138	$ 6,175	$ 419	$ 3,799	$ 32
Commercial real estate-other	1,324	1,705	87	729	23
Commercial and industrial	-	-	-	-	-
Consumer-residential	4,327	4,947	203	3,046	36
Total:					
Commercial real estate-construction	$ 10,701	$ 14,152	$ 419	$ 12,009	$ 59
Commercial real estate-other	9,276	9,680	87	5,224	317
Commercial and industrial	315	315	-	314	13
Consumer-residential	8,782	9,690	203	7,694	247
	$ 29,074	$ 33,837	$ 709	$ 25,241	$ 636

The following table outlines the Company's loans on nonaccrual status by collateral type and purpose for the years ended December 31, 2011 and 2010 (amounts in thousands):

Loans on Nonaccrual Status
As of December 31, 2011 and 2010

	2011	2010
Commercial	$ 1,250	$ 315
Commercial real estate:		
Commercial real estate construction	5,414	9,711
Commercial real estate – other	7,541	9,250
Consumer:		
Consumer-credit card	-	-
Consumer-other	159	-
Residential:		
Residential	8,549	6,428
Total	$ 22,913	$ 25,704

At December 31, 2011 and 2010, nonaccrual loans totaled $22,913,000 and $25,704,000, respectively. The total amount of interest earned on nonaccrual loans was $386,000 in 2011, $408,000 in 2010 and $318,000 in 2009. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $1,919,000 in 2011, $1,847,000 in 2010, and $953,000 in 2009. Foregone interest on nonaccrual loans totaled $1,533,000 in 2011, $1,439,000 in 2010, and $635,000 in 2009. The Company writes down any confirmed losses associated with nonaccrual loans at the time such loans are placed in a nonaccrual status. Accrued and unpaid current period interest income on nonaccrual loans is reversed to current period income at the time a loan is placed in nonaccrual status. Accrued and unpaid prior period interest income on nonaccrual loans is charged to the Allowance for Loan Losses at the time the loan is placed in nonaccrual status. Any payments received on loans placed in nonaccrual status are applied first to principal. The Company recognized $126,000 of interest on a cash basis on one loan relationship consisting of five nonaccrual loans totaling $1,949,000 during 2011. The Company did not recognize interest income on nonaccrual loans on a cash basis during any of 2010 and 2009.

Continued

At December 31, 2011 and 2010 the amount of loans ninety days or more past due and still accruing interest totaled \$2,141,000 and \$1,042,000, respectively. Loans ninety days or more past due and still accruing interest primarily consist of consumer loans which are placed in nonaccrual status at one hundred twenty days or more past due.

At December 31, 2011 and 2010 classified assets, the majority consisting of classified loans, were \$62,811,000 and \$76,642,000, respectively. At December 31, 2011 and 2010 classified assets represented 63.03% and 78.24% of total capital (the sum of Tier 1 Capital and the Allowance for Loan Losses), respectively.

Troubled Debt Restructurings

As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Company identified six loans with a recorded investment of \$3,836,000 which met the definition of a TDR under the amended guidance. All of these loans were classified as impaired prior to restructuring. The allowance for loan losses associated with these loans was previously, and will continue to be, determined under the impairment measurement guidance in ASC 310-10-35.

Troubled debt restructurings that were made during the year ended December 31, 2011 are illustrated in the table below (dollar amounts in thousands):

	For the year ended December 31, 2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Commercial	1	\$ 247	\$ 247
Commercial real estate-construction	1	487	487
Commercial real estate - other	1	1,609	1,609
Consumer - residential	3	1,493	1,493

During the year ended December 31, 2011, six loans were modified and considered to be troubled debt restructurings. All six loans were granted an extended term and no interest rate concessions were made.

Troubled debt restructurings are considered in default when they become ninety or more days past due. Troubled debt restructurings which have defaulted during year ended December 31, 2011 are presented in the tables below (dollar amounts in thousands):

	Year ended December 31, 2011	
	Number of Contracts	Recorded Investment
Troubled Debt Restructurings That Subsequently Defaulted During the Period:		
Commercial	-	\$ -
Commercial real estate-construction	1	13
Commercial real estate - other	1	1,435
Consumer - residential	1	910

During the year ended December 31, 2011, three loans that had previously been restructured, were in default.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (amounts in thousands):

	2011	2010
Land and buildings	$ 26,402	$ 26,386
Furniture, fixtures and equipment	8,821	8,897
	35,223	35,283
Less accumulated depreciation and amortization	(14,089)	(13,195)
	21,134	22,088
Construction in progress	115	-
	$ 21,249	$ 22,088

Depreciation and amortization of premises and equipment charged to operating expense totaled $1,333,000 in 2011, $1,493,000 in 2010, and $1,538,000 in 2009. The construction in progress is primarily related to the renovation of the Company's Main Street branch and Socastee branch offices and the installation of a new automated teller machine (ATM) at the Company's Conway Banking Office. Remaining construction and equipment costs are approximately $69.

Depreciation with regard to premises and equipment owned by the Company is recorded using the straight-line method over the estimated useful life of the related asset for financial reporting purposes. Estimated lives range from fifteen to thirty-nine years for buildings and improvements and from five to seven years for furniture and equipment. Estimated lives for computer software are typically five years. Estimated lives of Bank automobiles are typically five years. Estimating the useful lives of premises and equipment includes a component of management judgment.

NOTE 6 – OTHER REAL ESTATE OWNED

The following summarizes the activity in the other real estate owned for the years ended December 31, 2011 and 2010 (amounts in thousands):

	2011	2010
Balance, beginning of year	$ 5,476	$ 1,622
Additions - foreclosures	8,711	7,363
Proceeds from sales	(3,929)	(3,231)
Write downs	(1,195)	(278)
Balance, end of year	$ 9,063	$ 5,476

NOTE 7 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (amounts in thousands):

	2011	2010
Transaction accounts	$ 225,060	$ 200,615
Savings deposits	68,295	59,426
Insured money market accounts	84,348	82,663
Time deposits over $100,000	201,362	215,935
Other time deposits	153,560	159,501
Total deposits	**$732,625**	**$718,140**

Interest paid on certificates of deposit of $100,000 or more totaled $2,783,000, in 2011, $4,362,000 in 2010, and $5,359,000 in 2009.

The Company had no brokered deposits in 2011 or 2010.

At December 31, 2011, the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2012	$ 292,706
2013	38,833
2014	7,219
2015	6,745
2016 and after	9,419
	$354,922

The amount of overdrafts classified as loans at December 31, 2011 and 2010 were $611,000 and $304,000, respectively.

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (dollar amounts in thousands):

	At and for the year ended December 31,	
	2011	2010
Amount outstanding at year end	$ 87,784	$ 99,153
Average amount outstanding during year	98,009	108,392
Maximum outstanding at any month-end	111,274	113,463
Weighted average rate paid at year-end	.22%	.46%
Weighted average rate paid during year	.28%	.73%

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained with an independent third party safekeeping agent. Government sponsored enterprise and municipal securities with a book value of $101,383,000 ($101,742,000 fair value) and $117,386,000 ($117,549,000 fair value) at December 31, 2011 and 2010, respectively, were pledged as collateral for the agreements.

NOTE 9 - LINES OF CREDIT

At December 31, 2011, the Bank had unused short-term lines of credit totaling $22,000,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

During 2011 the U.S. Treasury announced that beginning January 1, 2012 the Treasury would discontinue the practice of leaving a portion of the funds paid through depository financial institutions with those depositories, effectively ending its Treasury, Tax and Loan program. The Bank closed its demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond (FRB) on November 30, 2011. However, during the portion of 2011 the Bank maintained this arrangement, the Bank could borrow up to $7,000,000 at varying rates set weekly by the FRB. The FRB did not charge interest under the arrangement for 2011 or 2010. On November 30, 2011, the date the arrangement was closed, the note was secured by Federal agency securities with a market value of $2,998,000, and the amount outstanding under the note totaled $473,000. At December 31, 2010, the note was secured by Federal agency securities with a market value of $4,067,000, and the amount outstanding under the note totaled $2,324,000.

The Bank also has a line of credit from the Federal Home Loan Bank (FHLB) for $55,726,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. The amount outstanding under the agreement totaled $0 at December 31, 2011 and 2010, respectively.

NOTE 10 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2011		2010		2009	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 457	34.00%	$ 369	34.00%	$ 2,441	34.00%
Increase/(decrease) in taxes resulting from:						
Tax exempt interest	(394)	(29.33)	(398)	(36.71)	(386)	(5.38)
State bank tax (net of federal benefit)	36	2.69	17	1.57	122	1.70
Other - net	25	1.87	56	5.20	(64)	(.89)
Tax provision	**$ 124**	**9.23%**	**$ 44**	**4.06%**	**$ 2,113**	**29.43%**

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (amounts in thousands):

	For the years ended December 31,		
	2011	2010	2009
Income taxes currently payable			
Federal	$ 582	$ 766	$ 3,063
State	55	26	185
	637	792	3,248
Net deferred income tax benefit	(513)	(748)	(1,135)
Provision for income taxes	**$ 124**	**$ 44**	**$ 2,113**

The net deferred tax asset is included in other assets at December 31, 2011 and 2010.

Continued

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2011 tax expense of $1,340,000 and the 2010 tax benefit of $760,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit or expense.

Tax returns for 2008 and subsequent years are subject to examination by taxing authorities.

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. After review of all positive and negative factors, as of December 31, 2011 management has determined that it is more likely than not that the total deferred tax asset will be realized except for the deferred tax asset associated with state net operating loss carryforwards and, accordingly has established a valuation allowance only for this item. The valuation allowance increased by $4,000 in 2011.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 4,207	$ 3,953
Deferred compensation	403	450
Executive retirement plan	185	173
Unrealized net losses on securities available for sale	-	90
Interest on nonaccrual loans	521	489
Other	582	302
Gross deferred tax assets	5,898	5,457
Less valuation allowance	35	31
Net deferred tax assets	5,863	5,426
Deferred tax liabilities:		
Depreciation for income tax reporting in excess of amount for financial reporting	(681)	(705)
Unrealized net gains on securities available for sale	(1,250)	-
Other	(197)	(159)
Gross deferred tax liabilities	(2,128)	(864)
Net deferred tax asset	**$ 3,735**	**$ 4,562**

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contractual value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2011 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 33,903
Standby letters of credit	$ 1,337

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

At December 31, 2011, the Bank had no significant obligations under capital or operating leases.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

NOTE 13 - RESTRICTION ON DIVIDENDS

The ability of the Company to pay dividends is currently subject to prior approval of the Federal Reserve pursuant to a Memorandum of Understanding between the Company and the Federal Reserve. The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The ability of the Bank to pay dividends is currently limited and subject to prior approval of the OCC pursuant to a Formal Agreement between the Bank and the OCC. Additionally, federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2011, the Bank's retained earnings were $83,388,000.

NOTE 14 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and have loan and deposit transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Loans and commitments are made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and do not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (amounts in thousands):

	December 31,	
	2011	2010
Balance, beginning of year	$ 1,936	$ 2,031
New loans	95	192
Less loan payments	595	287
Balance, end of year	**$ 1,436**	**$ 1,936**

Deposits by directors and executive officers of the Company and the Bank, and associates of such persons, totaled $10,359,000 and $14,641,000 at December 31, 2011 and 2010, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2011, 2010 and 2009, $382,000, $388,000 and $380,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

The ESI plan provides a life insurance benefit on the life of the covered officer payable to the officer's beneficiary. The plan also provides a retirement stipend to certain officers. For the years ended December 31, 2011, 2010, and 2009, the Bank had $180,399, $144,704 and $290,518 in income and $61,812, $57,480 and $53,678 of expense associated with this plan, respectively. The LTDC plan provides cash awards to certain officers payable upon death, retirement, or separation from service. The awards are made in dollar increments equivalent to the value of the Company's stock at the time of the award. The Bank maintains the value of awards in amounts equal to current market value of the Company's stock plus any cash dividends paid. Such plans are commonly referred to as phantom stock plans. For the years ended December 31, 2011 and 2010, due to a decline in the market value of the Company's stock, the Company experienced benefits related to the plan of $12,155 and $170,022, respectively. For the year ended December 31, 2009, $81,947 was charged to operations under the plan.

NOTE 16 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2011, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

CNB Corporation

	Actual		For capital adequacy purposes Minimum	
	Amount	Ratio	Amount	Ratio
As of December 31, 2011				
Total Capital (to risk weighted assets)	$ 94,264	17.69%	$ 42,633	8.00%
Tier 1 Capital (to risk weighted assets)	87,532	16.43	21,317	4.00
Tier 1 Capital (to average assets)	87,532	9.42	37,164	4.00
As of December 31, 2010				
Total Capital (to risk weighted assets)	$ 93,564	16.62%	$ 45,043	8.00%
Tier 1 Capital (to risk weighted assets)	86,469	15.36	22,522	4.00
Tier 1 Capital (to average assets)	86,469	9.21	37,574	4.00

The Conway National Bank

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011						
Total Capital (to risk weighted assets)	$ 93,991	17.64%	$ 42,631	8.00%	$ 53,288	10.00%
Tier 1 Capital (to risk weighted assets)	87,259	16.37	21,315	4.00	31,973	6.00
Tier 1 Capital (to average assets)	87,259	9.39	37,163	4.00	46,454	5.00
As of December 31, 2010						
Total Capital (to risk weighted assets)	$ 93,432	16.59%	$ 45,043	8.00%	$ 56,304	10.00%
Tier 1 Capital (to risk weighted assets)	86,337	15.33	22,522	4.00	33,782	6.00
Tier 1 Capital (to average assets)	86,337	9.19	37,572	4.00	46,966	5.00

In addition to the general regulatory capital requirements shown above, the Bank is currently required to maintain individual minimum capital ratios by the OCC. Those required ratios are: Tier 1 capital to average assets – 8.5%; Tier 1 capital to risk weighted assets – 12.0%; and total capital to risk weighted assets – 14.0%.

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks and Federal Reserve balance in excess of requirement	$ 55,000	$ 55,000	$ 32,517	$ 32,517
Federal funds sold	10,000	10,000	14,000	14,000
Investment securities available for sale	320,717	320,717	275,381	275,381
Investment securities held to maturity	11,009	11,744	20,678	20,784
Other investments	1,865	1,865	2,729	2,729
Loans (net)	471,649	477,168	522,559	527,787
FINANCIAL LIABILITIES				
Deposits	732,625	731,660	718,140	716,733
Securities sold under repurchase agreements	87,784	87,784	99,153	99,153
U.S. Treasury demand notes	-	-	2,324	2,324
	Notional Amount		**Notional Amount**	
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	$ 33,903		$ 38,343	
Standby letters of credit	1,337		1,577	

Accounting standards require disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

The accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Continued

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value on a recurring or non-recurring basis:

Investment Securities Available for Sale

Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange or by dealers or brokers in active over-the-counter markets. Level 2 securities include securities issued by government sponsored enterprises, municipal securities, and mortgage-backed securities issued by government sponsored enterprises. Generally these fair values are priced from established pricing models.

Loans

Loans that are considered impaired are recorded at fair value on a non-recurring basis. Once a loan is considered impaired, the fair value is measured using one of several methods, including collateral liquidation value, market value of similar debt and discounted cash flows. Those impaired loans not requiring a specific charge against the allowance represent loans for which the fair value of the expected repayments or collateral meet or exceed the recorded investment in the loan. At December 31, 2011, substantially all of the total impaired loans were evaluated based on the fair value of the underlying collateral. When the Company records the fair value based upon a current appraisal, the fair value measurement is considered a Level 2 measurement. When a current appraisal is not available or there is estimated further impairment below the current appraised value the measurement is considered a Level 3 measurement.

Other Real Estate Owned (OREO)

Other real estate owned is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the other real estate owned as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate owned as non-recurring Level 3.

Continued

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

Assets and liabilities measured at fair value on a recurring basis for December 31, 2011 and 2010 are presented in the following table (dollars in thousands):

2011	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities			
Government sponsored enterprises	$ -	$ 268,388	$ -
State, county, and municipal	-	28,813	-
Mortgage backed securities	-	22,358	-
Other investments	-	1,158	-
Total	$ -	$ 320,717	$ -
2010			
Available-for-sale securities			
Government sponsored enterprises	$ -	$ 244,497	$ -
State, county, and municipal	-	19,475	-
Mortgage backed securities	-	10,308	-
Other investments	-	1,101	-
Total	$ -	$ 275,381	$ -

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the valuation hierarchy (as described above) as of December 31, 2011 and 2010 for which a nonrecurring change in fair value was recorded during the years ended December 31, 2011 and 2010 (dollars in thousands):

2011	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Other real estate owned	$ -	$ 9,063	$ -
Impaired loans	$ -	$ 24,552	$ -
	$ -	$ 33,615	$ -
2010			
Other real estate owned	$ -	$ 5,476	$ -
Impaired loans	$ -	$ 28,365	$ -
	$ -	$ 33,841	$ -

NOTE 18 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
ASSETS	**2011**	**2010**
Cash	$ 206	$ 96
Investment in subsidiary	89,163	86,201
Other assets	37	36
	$ 89,406	$ 86,333
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ -	$ -
Stockholders' equity	89,406	86,333
	$ 89,406	$ 86,333

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
INCOME	**2011**	**2010**	**2009**
Dividend from bank subsidiary	$ 387	$ -	$ 2,322
Other income	43	-	46
EXPENSES			
Interest expense	-	-	7
Legal	51	24	43
Sundry	24	24	31
Other	59	69	62
Income/(loss) before equity in undistributed net income of bank subsidiary	296	(117)	2,225
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	923	1,157	2,842
Net income	**$ 1,219**	**$ 1,040**	**$ 5,067**

Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
OPERATING ACTIVITIES	**2011**	**2010**	**2009**
Net income	$ 1,219	$ 1,040	$ 5,067
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(923)	(1,157)	(2,842)
Net change in other liabilities	-	-	(12)
Net change in other assets	(30)	47	(45)
Net cash provided/(used) by operating activities	266	(70)	2,168
INVESTING ACTIVITIES			
Net cash provided by investing activities	-	-	-
FINANCING ACTIVITIES			
Dividends paid	-	(2,097)	(4,355)
Common shares repurchased	(183)	(1,016)	(1,588)
Common shares sold	27	20	3,012
Change in short term borrowings	-	-	(1,120)
Net cash used for financing activities	(156)	(3,093)	(4,051)
Net increase/(decrease) in cash	110	(3,163)	(1,883)
CASH, BEGINNING OF THE YEAR	96	3,259	5,142
CASH, END OF THE YEAR	$ 206	$ 96	$ 3,259

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2011 and 2010 is as follows (amounts, except per share data, in thousands):

2011	Quarter ended March 31	June 30	September 30	December 31
Interest income	$ 9,123	$ 9,104	$ 8,871	$ 8,624
Interest expense	1,648	1,423	1,291	1,164
Net interest income	7,475	7,681	7,580	7,460
Provision for loan losses	2,112	3,065	2,296	2,415
Net interest income after provision for loan losses	5,363	4,616	5,284	5,045
Noninterest income	1,391	1,511	1,760	1,596
Noninterest expenses	6,268	6,191	6,667	6,097
Income/(loss) before income taxes	486	(64)	377	544
Income tax provision/(benefit)	104	(94)	(3)	117
Net income	$ 382	$ 30	$ 380	$ 427
Net income per share	$ .23	$ .02	$ .23	$ .25
Weighted average shares outstanding	1,664,620	1,664,614	1,664,344	1,661,890

2010	Quarter ended March 31	June 30	September 30	December 31
Interest income	$ 10,390	$ 10,115	$ 9,948	$ 9,504
Interest expense	2,723	2,532	2,345	2,020
Net interest income	7,667	7,583	7,603	7,484
Provision for loan losses	3,763	3,806	4,379	1,449
Net interest income after provision for loan losses	3,904	3,777	3,224	6,035
Noninterest income	1,412	1,822	2,334	1,981
Noninterest expenses	5,586	5,989	5,943	5,887
Income/(loss) before income taxes	(270)	(390)	(385)	2,129
Income tax provision/(benefit)	(227)	(170)	(217)	658
Net income/(loss)	$ (43)	$ (220)	$ (168)	$ 1,471
Net income/(loss) per share	$ (.03)	$ (.13)	$ (.10)	$ .88
Weighted average shares outstanding	1,676,890	1,675,492	1,668,854	1,665,036

NOTE 20 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

CNB CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS:

Dana P. Arneman, Jr.
Manager, Dunes Realty of Litchfield, Inc.

James W. Barnette, Jr.
Chairman of the Board of CNB Corporation and The Conway National Bank; Owner, Surfside Rent Mart, Inc.

William R. Benson
Senior Vice President
The Conway National Bank

Harold G. Cushman, III
Executive Vice President, Chief Operating Officer, and Director, Dargan Construction Company, Inc.

W. Jennings Duncan
President and CEO of CNB Corporation and The Conway National Bank

William O. Marsh
President, Palmetto Chevrolet Co., Inc.

George F. Sasser
Retired Athletic Director, Coastal Carolina University

Lynn Gatlin Stevens
Shareholder, McNair Law Firm

CNB CORPORATE OFFICERS:

W. Jennings Duncan
President and CEO

L. Ford Sanders, II
Executive Vice President, Treasurer, and CFO

Virginia B. Hucks
Vice President and Secretary

THE CONWAY NATIONAL BANK OFFICERS:

W. Jennings Duncan
President

L. Ford Sanders, II
Executive Vice President

William R. Benson
Senior Vice President

Marion E. Freeman, Jr.
Senior Vice President

Phillip H. Thomas
Senior Vice President

M. Terry Hyman
Senior Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

Betty M. Graham
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Janice C. Simmons
Vice President

Patricia C. Catoe
Vice President

W. Michael Altman
Vice President

Boyd W. Gainey, Jr.
Vice President

William Carl Purvis
Vice President

Bryan T. Huggins
Vice President

Virginia B. Hucks
Vice President

W. Page Ambrose
Vice President

L. Ray Wells
Vice President

L. Kay Benton
Vice President

Richard A. Cox
Vice President

Gail S. Sansbury
Vice President

Roger L. Sweatt
Vice President

Tammy L. Scarberry
Vice President

Timothy L. Phillips
Vice President

Helen A. Johnson
Assistant Vice President

Elaine H. Hughes
Assistant Vice President

Gwynn D. Branton
Assistant Vice President

D. Scott Hucks
Assistant Vice President

Jeffrey P. Singleton
Assistant Vice President

C. Joseph Cunningham
Assistant Vice President

Rebecca G. Singleton
Assistant Vice President

Doris B. Gasque
Assistant Vice President

John H. Sawyer, Jr.
Assistant Vice President

John M. Proctor
Assistant Vice President

THE CONWAY NATIONAL BANK OFFICERS: *(Continued)*

Sherry S. Sawyer
Banking Officer

Josephine C. Fogle
Banking Officer

Freeman R. Holmes, Jr.
Banking Officer

Jennie L. Hyman
Banking Officer

Marsha S. Jordan
Banking Officer

Sylvia G. Dorman
Banking Officer

Marcie T. Shannon
Banking Officer

Caroline P. Juretic
Banking Officer

Sheila A. Johnston
Banking Officer

Nicole W. Bearden
Banking Officer

Janet F. Carter
Banking Officer

Dawn L. DePencier
Banking Officer

Steven D. Martin
Banking Officer

Carol M. Butler
Banking Officer

W. Eugene Gore, Jr.
Banking Officer

James P. Jordan, III
Banking Officer

Bonita H. Smalls
Banking Officer

P. Alex Clayton, Jr.
Banking Officer

Jeremy L. Hyman
Banking Officer

Adam C. Rabon
Banking Officer

Patsy H. Martin
Banking Officer

Karen C. Singleton
Banking Officer

Pamela M. Clifton
Banking Officer

Amber R. Rabon
Banking Officer

W. Kyle Hawley
Banking Officer

THE CONWAY NATIONAL BANK MANAGERS, SUPERVISORS, AND PROFESSIONAL STAFF:

Loren C. Anderson
Merchant Representative

Peggy V. Anderson
Branch Operations Manager

Lori E. Avant
Banker Trainee

Christy L. Broughton
Teller Trainer Coordinator

Russell L. Brown
Purchasing Supervisor

E. Paige Daugherty
Credit Analyst

Willis J. Duncan, V
Lender Trainee

Theresa R. Hall
Loan Review Analyst

Angela H. Hearl
Senior Credit Analyst

Vickie D. Hearl
Financial Administrative Assistant

Terrance A. Herriott
Lender

Melissa J. Hinson
Loan Specialist

Dwayne J. Holmes
Network Specialist

Suzette G. Jackson
Branch Operations Manager

Deborah R. Johnson
Mortgage Loan Originator

Gail S. Jordan
Collections Administrative Specialist

Margaret P. Kamp
Loan Specialist

Pamela A. Lampley
Security Specialist

Renee L. Larrimore
Auditor

Patricia L. McCracken
Appraisal Review Specialist

Brent J. Musick
Lender

Ivey J. Onley
Maintenance Supervisor

Stephanie D. Owens
Branch Operations Manager

Nichole H. Parker
Lender

Amy S. Patel
Mortgage Loan Originator

Catherine A. Silvey
Branch Operations Manager

Jackie S. Siratt
Loan Operations Specialist

Renee Smith
Branch Operations Manager

Wanda A. Tompkins
Cash Operations Manager

Jared R. Williams
Network Specialist

Melissia H. Wilson
Branch Operations Manager

Sheila F. Worrell
Accounts Payable/Payroll Specialist

OPERATIONS AND ADMINISTRATION CENTER

Loren C. Anderson
Kristina L. Baker
Joyce C. Benton
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Frances E. Carroll
Patricia C. Catoe
Lora W. Chitwood
Bronson C. Church
Lauren B. Clark
Pamela Clatterbuck
P. Alex Clayton, Jr.
Pamela M. Clifton
Phyllis A. Deeds
Jennifer P. Dorman
W. Jennings Duncan
Margie M. Faust
Wanda L. Floyd
Josephine C. Fogle
Debra L. Fralix
Bonnie B. Galloway
Doris B. Gasque
A. Mitchell Godwin
W. Eugene Gore, Jr.
Betty M. Graham
Cindy W. Graham
Donna M. Graves
Theresa R. Hall
Kim F. Hardee
Mendy L. Hardwick
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Blake H. Hendrick
Johnny L. Holden
Dwayne J. Holmes
Freeman R. Holmes
F. Timothy Howell
D. Scott Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Renee M. Hyman
Lynette F. Jackson
Judith M. James
Christina M. Jelinek
Jonathan L. Jenerette
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela A. Lampley
Pamela B. Lane
Renee L. Larrimore
Ginger E. Lee
Patsy H. Martin
Steven D. Martin
Patricia L. McCracken
Raymond D. Meeks
Sylvia J. Miller
Geri L. Obenour
Ivey J. Onley
Timothy L. Phillips
John M. Proctor
Catherine J. Powell
William C. Purvis
Amber R. Rabon
Teresa G. Rabon
Sara C. Richardson
James A. Samaha
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Gary A. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Joyce J. Smith
Regina A. Stalvey
Jackie C. Stevens
E. Wayne Suggs
Torey T. Sumpter
Roger L. Sweatt
Phillip H. Thomas
Crystal C. Todd
Cynthia D. Townsend
Eddie C. Tyler
Tiffany D. Tyler
Jammie L. Weaver
Jared R. Williams
Kimberley A. Witt
Sheila F. Worrell

CONWAY BANKING OFFICE

Angela D. Allen
Monica G. Altman
William M. Altman
Haley H. Ammons
William R. Benson
Carol M. Butler
Janet F. Carter
Casey M. Chestnut
E. Paige Daugherty
Ashley A. Dingle
Willis J. Duncan, V
Alison L. Faulk
Boyd W. Gainey
Marceinia R. Goff
Lori A. Hagerud
Mary G. Hardwick
Anita S. Hardy
Latoya H. Hemingway
Christine D. Hill
Anita C. Hinson
Melissa J. Hinson
Jeremy L. Hyman
M. Terry Hyman
Deborah R. Johnson
Cynthia J. Richardson
Gail S. Sansbury
Bonita H. Smalls
Lindsey R. Squires
Brandy M. Sutherland
Lisa B. Thompkins
Wanda A. Tompkins

SURFSIDE

L. Kay Benton
Debra D. Chandler
Sarah E. Chappell
Richard A. Cox
Deborah A. Downs
Connie S. Howard
Helen J. Johnson
Margaret C. Kamp
Virginia D. Koblitz
Frances L. Kopp
Patricia E. Mulcahy
Brent J. Musick
Sheri L. Polasky
Kimberly M. Price
Jesse C. Williamson

NORTHSIDE

Angela M. Duncan
Dawn L. DePencier
Suzette B. Jackson
Jackie M. Lee
Christina P. Mango
Racheal V. Mishoe
Lori M. Schuessler

MAIN STREET

Sylvia G. Dorman
Gloria B. Johnson
Geraldine P. Owens

RED HILL

Joshua J. Burnisky
Whitney C. Dunn
Melanie M. Green
Vicky D. Grissett
Heather A. Hayes
Sheila A. Johnston
Nina T. O'Brien
Lindsey H. Parker
Janice C. Simmons
Stephen D. Wayne

SOCASTEE

Lydia A. Fore
Stayce L. Herriott
Lisa M. LeCours
Jamie D. Norris
Tiga M. Wells
Melissia H. Wilson

AYNOR

W. Page Ambrose
Kindal L. Anderson
Penny L. Baker
Jennifer L. Butler
Taylor J. Helms
Joye E. Jackson
Kimberly A. Lawson
Stephanie D. Owens

MYRTLE BEACH

Sharon P. Coker
Patricia A. Fielden
Natalie J. Forte
Marion E. Freeman, Jr.
Courtney A. Hasty
Terrance A. Herriott
Jennifer A. Hooks
Caroline P. Juretic
Jessica R. Kirby
Summer S. Layton
Karen R. Martin
Amy S. Patel
Emily G. Prosser
John H. Sawyer, Jr.
Tammy S. Scarberry
Mary F. Shipley
Carmen L. Thorpe
Brandi M. Watts
L. Ray Wells
Angela H. Williams

WEST CONWAY

Paula H. Allen
Mellonie O. Doyle
Elizabeth M. Gose
Denean S. Headley
Jennifer A. Pruett
Catherine A. Silvey
Jeffrey P. Singleton
Melvina T. Spain
Jo Ann S. Ward

NORTH CONWAY

Meredith L. Bowers
Amanda L. Brothers
Amber C. Nealy
Adam C. Rabon
Karen C. Singleton
S. Camille Thompson
Dominique J. Vereen
A. Bernice Wallace

MURRELLS INLET

Amanda M. Bair
Nicole W. Bearden
DeEtta L. Deegan
Laura C. Emmert
Sandy A. Fusco
Patricia G. Hilliard
James P. Jordan, III
Krista King
K. Diane Miller

NORTH MYRTLE BEACH

Peggy V. Anderson
Vanessa L. Bagwell
C. Joseph Cunningham
Gloria A. Moultrie
Susan S. Stephens

LITTLE RIVER

Angela P Humphries
Sue T. Knitz
Jana E. Lee
Nichole H. Parker
Jenna N. Patrick
Renee Smith

PAWLEYS ISLAND

Lori E. Avant
W. Kyle Hawley
Virginia A. Schrader
Sandra K. Stanzione
Mary E. Underwood

PART-TIME EMPLOYEES

Jane R. August
C. Wayne Brann
John H. Britton
Brittany D. Floyd
Rebecca C. Hardee
Angela B. Turner

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